                                                      RULE NO. 424(b)(1)
                                                      REGISTRATION NO. 333-28173

PROSPECTUS

                               11,000,000 SHARES

                   [LOGO OF FURNITURE BRANDS INTERNATIONAL]

                                 COMMON STOCK

                                 ------------

                   [LOGOS OF BROYHILL, LANE AND THOMASVILLE]

  The 11,000,000 shares of Common Stock, no par value (the "Common Stock"), of Furniture Brands International, Inc. (the "Company") offered hereby are being sold by the Selling Stockholders (as defined herein). The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby. Of the 11,000,000 shares of Common Stock offered hereby, a total of 8,800,000 shares are being offered hereby for sale in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters (as defined) and a total of 2,200,000 shares are being offered by the Managers (as defined) in a concurrent international offering outside the U.S. and Canada (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The Common Stock is listed on the New York Stock Exchange under the symbol "FBN." On June 24, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange was $17.00 per share.

  Concurrently with the consummation of the Offerings, the Company will repurchase (i) 10,842,299 shares of Common Stock from the Selling Stockholders at a price of $15.50 per share and (ii) warrants to purchase 290,821 shares of Common Stock at a price of $8.37 per warrant (representing $15.50 per share less the $7.13 per share warrant exercise price). See "Selling Stockholders and Company Repurchase."

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                 ------------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   UNDERWRITING         PROCEEDS TO
                 PRICE TO          DISCOUNT AND         THE SELLING
                  PUBLIC          COMMISSIONS(1)      STOCKHOLDERS(2)
---------------------------------------------------------------------
Per Share         $17.00               $0.68              $16.32
---------------------------------------------------------------------
Total(3)       $187,000,000         $7,480,000         $179,520,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 (1)For information regarding indemnification of the U.S. Underwriters and the Managers, see "Underwriting."
 (2)Before deducting expenses estimated at $1,000,000 payable by the Company.
 (3) The Selling Stockholders have granted the U.S. Underwriters a 30-day option to purchase up to 1,100,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Selling Stockholders will be $205,700,000, $8,228,000 and $197,472,000, respectively.

                                 ------------

  The shares of Common Stock are being offered by the several U.S. Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about June 27, 1997, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                                 ------------

SMITH BARNEY INC.
     CREDIT SUISSE FIRST BOSTON
                DILLON, READ & CO. INC.
                         MERRILL LYNCH & CO.
                                   SALOMON BROTHERS INC
                                                      WHEAT FIRST BUTCHER SINGER

June 24, 1997

                                [LOGO]BROYHILL

[PHOTOGRAPH]

Torreon, a sophisticated rustic pine collection blends eclectic elements of wood and metal in this appealing lifestyle group.

[PHOTOGRAPH]

The use of hand-carved components from offshore enabled Broyhill's premier division to introduce the Tynecastle collection with high-end styling, intricate carvings and ample scaling.

[PHOTOGRAPH]

Sutter Street speaks of timeless elegance -- richly finished woods with distinguished detail, but there is home style comfort and function built into every piece. This Entertainment Center features many old fashioned details: lamb's tongue molding on side pilasters, scrolled bracket feet, recessed wood and satin brass hardware.

[PHOTOGRAPH]

Broyhill merges the elegance of a traditional Queen Anne Wing Chair with the laid-back comfort of a three-way recliner. No levers or handles -- simply lean back to activate. The traditional silhouette and recessed panel arm of this luxuriously cushioned Sofa are wrapped in a formal dansk that will uplift any room.

                                ---------------

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVERALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS, AND IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  [LOGO]LANE

[PHOTOGRAPH]

Over two years of research and development have gone into the newly developed line of ComfortKing(TM) Recliners. Specially designed for the big and tall user, in the fully-reclined position, the recliner extends to 80 inches.

[PHOTOGRAPH]

For those who want a little more out of their furniture, the Infinity Comfortmates(R) collection offers the comfort of heat & massage or the convenience of a hands-free speaker phone. You might also find hidden storage compartments, fold-down tray tables or a sleep sofa beneath the sleek well-trimmed cushions of this versatile motion group.

[PHOTOGRAPH]

Many retailers consider Pearson a leader in traditional designs and fabrics, capturing looks that are popular today. This classic leather chair and ottoman combination reflects outstanding hand-tailored craftsmanship.

[PHOTOGRAPH]

Venture's WeatherMaster collection continues to capture an increasing share of the market. The compelling benefit to the consumer is the patented cushions that are very comfortable yet allow water to pass right through for quick drying.

                             [LOGO]THOMASVILLE(R)

[PHOTOGRAPH]

Thomasville's collection of home entertainment units meets the growing demand for home theater and contemporary entertainment systems.

[PHOTOGRAPH]

The elegant Renaissance collection appeals to consumers who desire a more sophisticated home. This dining room set is part of a wide assortment of case goods in major style categories.

[PHOTOGRAPH]

Stylish, casual and exceedingly comfortable design leadership is fueling growth in upholstery and occasional furniture as shown by the Signature collection.

[PHOTOGRAPH]

Shelter magazine ads like this featured Elysee collection bedroom represent the Thomasville brand effectively in more than a dozen publications.

                               PROSPECTUS SUMMARY

  The following is a summary of certain information appearing elsewhere in this Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information and financial statements, including the notes thereto, contained elsewhere or incorporated by reference in this Prospectus. As used in this Prospectus, unless the context indicates otherwise, (i) the "Company" refers to Furniture Brands International, Inc. and its subsidiaries,
(ii) "Broyhill" refers to Broyhill Furniture Industries, Inc. and its subsidiaries, (iii) "Lane" refers to The Lane Company Incorporated and its subsidiaries, (iv) "Thomasville" refers to Thomasville Furniture Industries, Inc. and its subsidiaries and (v) "Action Industries" refers to Action Industries, Inc., a subsidiary of Lane. Unless otherwise indicated, the information in this Prospectus assumes that the U.S. Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

  The Company believes that it is the largest manufacturer of residential furniture in the United States based on domestic revenues (excluding estimated revenues of competitors from fabrics and decorative accessories). The Company markets its products under three of the best known brand names in the industry--Broyhill, Lane and Thomasville. The Company is a quality and style leader across a broad spectrum of price categories from "premium" priced home furnishings to lower priced ready-to-assemble ("RTA") furniture. The Company distributes its products through a diverse network of national, regional and local retailers, including one of the largest systems of independently-owned dedicated retail outlets in the residential furniture industry. Management believes that the acquisition of Thomasville in December 1995 has significantly enhanced the Company's competitive strengths and positions the Company to continue to increase its market share, sales and earnings. For the twelve months ended March 31, 1997, the Company had net sales of $1.7 billion, EBITDA (as hereinafter defined) of $190.3 million, net income before extraordinary items of $60.4 million and earnings per share of $0.94.

  The Company is organized into three primary operating subsidiaries of similar size which target particular product and price categories as described below:

  BROYHILL. Broyhill is a leader in the "good" and "better" price categories, which are two of the largest segments of the residential furniture market. Management believes Broyhill is the largest full line manufacturer of residential furniture under one brand name, and Broyhill has been rated the number one brand in the industry in terms of brand awareness by several recent consumer surveys. The Company believes that the Broyhill Fontana collection has been the best selling furniture collection in the industry for the last three years, although there are no published industry figures available. Broyhill distributes its products through an extensive distribution network of more than 6,200 independently-owned retail locations, including 345 dedicated Broyhill Showcase Galleries and 415 dedicated Broyhill Furniture Centers.

  LANE. Lane manufactures specialty products for niche markets in the "better," "best" and "premium" price categories. The Company believes that Lane is the largest domestic manufacturer of cedar chests, although there are no published industry figures available. In addition, Lane, through Action Industries, its largest operating unit, is one of the leading manufacturers of motion furniture and recliners in the United States. Lane is one of the most widely recognized brands in the residential furniture industry and has established a reputation for innovative marketing and quality designs. Lane distributes its products through an extensive distribution network of more than 16,000 independently-owned retail locations, including 294 dedicated furniture galleries.

  THOMASVILLE. Thomasville manufactures furniture which embodies the widely recognized "Thomasville Look" for both the "best" and "premium" price categories. Thomasville has been rated the "highest quality" brand by several recent consumer surveys. Management believes that the Collector's Cherry and the Mahogany Collection have consistently been among the best selling collections in the industry. Thomasville distributes its products through approximately 635 independently-owned retail locations, including 239 dedicated Thomasville Galleries and 82 free-standing Thomasville Home Furnishings stores, which exclusively feature Thomasville furniture. The Company also produces a separate line of lower priced RTA and promotional furniture.

  The Company believes that in addition to its substantial size relative to most of its competitors, the Company's competitive strengths include its: (i) widely recognized brand names; (ii) broad range of product offerings across all price categories; (iii) extensive distribution networks, including dedicated galleries located in independently-owned retail locations; (iv) innovative, high quality products; (v) highly efficient, low cost manufacturing capabilities; and (vi) experienced management teams. Management believes that these competitive strengths position the Company to continue to increase its market share in the highly-fragmented residential furniture manufacturing industry.

                                GROWTH STRATEGY

  The Company seeks to grow both sales and profits and increase its market share by executing the following strategies:

  ENHANCING BRAND NAME STRENGTH. Brand name recognition is a critical factor in consumer purchases of furniture. The Company believes that consumer recognition of its brand names is a key to increasing its market share. The Company has three of the six most recognized brand names in the residential furniture industry--Broyhill, Lane and Thomasville. The Company is committed to continue to strengthen its brand names through advertising in various media including network and cable television and highly read consumer magazines such as People, Reader's Digest, Sports Illustrated, Architectural Digest, Good Housekeeping and Better Homes and Gardens among many others, in addition to its dealer cooperative advertising program.

  EXPANDING DEDICATED DISTRIBUTION CHANNELS. The Company has generated increased sales volume and has strengthened its alliances with key retailers by distributing its products through independently-owned dedicated retail outlets, such as galleries, which tend to have higher sales per square foot and faster inventory turns than non-gallery locations. The Company continues to expand these distribution channels by attracting additional retailers in new and existing geographic markets to participate in the Company's gallery programs. Since the beginning of 1996, the number of dedicated galleries, furniture centers and stores has increased from 1,265 to 1,375. Furthermore, the Company intends to expand its current network of 82 free-standing Thomasville Home Furnishings stores by approximately 25 by the end of 1997.

  INCREASING SALES TO NATIONAL AND LARGE REGIONAL RETAILERS. The Company is well positioned to benefit from the increasing presence of national and large regional retailers in the residential furniture industry. According to Furniture/Today, in 1995 the top 10 furniture retailers represented 16% of total sales versus 10% in 1985. The Company's overall size, breadth of product, strength of brands and national scope of distribution enable it to service national retailers, such as J.C. Penney, Sears, Levitz and Heilig-Meyers, and key regional companies, such as Breuner's, Haverty's and Roberds, more effectively than the Company's smaller competitors. For example, during 1997 the Company has increased the number of products it offers to J.C. Penney and is currently in discussion with other major retailers for additional increases in square footage dedicated to the Company's broad range of products. Furthermore, the Company's unique competitive position enabled it to establish an innovative alliance with Carl's Furniture, an independent retailer based in Florida which has opened a new location dedicated to the Company's products. The Company intends to pursue similar alliances with other retailers.

  PENETRATING NEW MARKETS. The Company is actively pursuing sales opportunities in new markets where it seeks to enhance distribution. In the United States, management is targeting key furniture retailers in important geographic territories, particularly portions of the West Coast and New England. In addition, the Company believes there is substantial opportunity for growth in the international export market, particularly Canada, Europe, Japan and the Middle East. Management has implemented a more aggressive international strategy across all of its operating companies to improve the sales, marketing and distribution of its products outside the United States. For the three months ended March 31, 1997, international sales were $17.0 million, an increase of 17.3% versus the comparable period for the prior year.

  EMPHASIZING NEW AND GROWING PRODUCT AREAS. The Company emphasizes development of new high margin products in growing product areas. For example, the Company has become a leader in the fast growing motion furniture and recliner segments. The Company has recently introduced two new recliners, an oversized model for larger customers and a two-piece model with an ottoman footrest, that it believes will allow it to further increase market share in this segment. Furthermore, the Company continues to design innovative new products in other areas including the growing home office and home entertainment center markets.

  MAXIMIZING OPERATING MARGINS. The Company is successfully implementing gross profit improvement programs that management uses in its strategic and operational planning to maximize gross profit margins and, thereby, provide the Company with additional funds for purposes such as increased advertising and product development. These programs include continuous product profitability review, new product introductions, pricing strategies and management incentive programs. Management believes that these programs have contributed to the Company achieving among the highest EBITDA margins of publicly-owned U.S. residential furniture manufacturing companies in recent years. For the quarter ended March 31, 1997, the Company's EBITDA margin increased to 11.2%, as compared to 10.6% for the prior year comparable period. Management believes opportunities exist to increase further the EBITDA margins of its operating companies through continued implementation of these programs. For example, the Company recently initiated efforts to realign several manufacturing facilities at Thomasville and Lane to increase capacity utilization and reduce overall production costs. Management believes that these actions will result in annual savings of approximately $3.5 million beginning in 1997.

  EXPANDING OPERATING COMPANY COORDINATION. The Company has historically managed its operating units on a stand-alone basis. Increasingly since the acquisition of Thomasville and the appointment of Wilbert G. (Mickey) Holliman as President and Chief Executive Officer, the Company has concentrated on enhancing the coordination among its operating companies. As a result of this enhanced coordination, the Company has begun to achieve operating efficiencies and believes it has the opportunity to further improve operating efficiencies and results. These opportunities include (i) cost savings generated through volume purchasing; (ii) reductions in future capital expenditures through better utilization of existing capacity; (iii) complementary sales and marketing activities; (iv) joint international sourcing; and (v) shared operating experience and expertise. The Company has taken actions to capitalize on these opportunities by moving senior managers among operating companies to encourage coordination and, in several instances, by shifting manufacturing from one operating company to another to improve capacity utilization. In addition, by combining the purchases of various raw materials (such as foam, cartons, springs and fabric) and services of the operating companies, the Company has been able to realize cost savings.

                  SELLING STOCKHOLDERS AND COMPANY REPURCHASE

  Apollo Investment Fund, L.P. ("Apollo") and Lion Advisors, L.P., on behalf of an investment account under management ("Lion," and together with Apollo, the "Selling Stockholders"), are selling 11,000,000 shares of Common Stock in the Offerings and have granted the U.S. Underwriters an over-allotment option for 1,100,000 shares of Common Stock. In addition, the Company has agreed to repurchase from the Selling Stockholders (i) 10,842,299 shares of Common Stock at a price of $15.50 per share and (ii) warrants to purchase 290,821 shares of Common Stock at a price of $8.37 per warrant (representing $15.50 per share less the $7.13 per share warrant exercise price) (the "Company Repurchase"). The total purchase price is approximately $170.5 million. The Company plans to finance the Company Repurchase and related fees and expenses through a new term loan of $200 million (the "New Term Loan"), with excess proceeds of approximately $25 million used to reduce outstanding borrowings from the revolving credit facility under the Company's existing secured credit agreement (the "Secured Credit Agreement"). The Secured Credit Agreement will be amended to include the New Term Loan. The New Term Loan will bear interest at a floating rate equal to (i) the London interbank offered rate (LIBOR) plus 1.75% or (ii) the prime rate plus 0.75%, at the Company's discretion, and matures in 10 years. Following the Offerings and the Company Repurchase, the Selling Stockholders will own 1,100,000 shares of Common Stock unless the U.S. Underwriters exercise their over-allotment option. If the over-allotment option is exercised in full, the Selling Stockholders will own no shares of the Company's Common Stock. See "Capitalization," "Selected Consolidated Historical and Pro Forma Financial Information," "Selling Stockholders and Company Repurchase" and "Underwriting."

  In connection with the Offerings and the Company Repurchase, eight directors associated with the Selling Stockholders will resign from the Board of Directors. Although no persons have been nominated to replace these directors, the Board of Directors intends to appoint four directors to fill board positions left vacant upon the resignation of these directors. See "Management." Additionally, the Company's Consulting Agreement (as defined herein) with Apollo Advisors, L.P., an affiliate of the Selling Stockholders, will terminate upon consummation of the Offerings. See "Certain Transactions." The consummation of each of (i) the Offerings and (ii) the Company Repurchase is contingent upon the consummation of the other and the closing of the New Term Loan. On a pro forma basis reflecting the consummation of the Offerings, the New Term Loan and the Company Repurchase, earnings per share for the year ended December 31, 1996 would have been $0.90, an increase of $0.04 over actual results, and earnings per share for the three months ended March 31, 1997 would have been $0.29, an increase of $0.02 over actual results. See "Capitalization," "Selected Consolidated Historical and Pro Forma Financial Information" and "Selling Stockholders and Company Repurchase."

                                 THE OFFERINGS

Common Stock offered in
 the Offerings:
  U.S. Offering..........  8,800,000 shares
  International Offer-     2,200,000 shares
   ing...................
    Total................ 11,000,000 shares(1)
Common Stock to be out-   50,624,767 shares(2)
 standing................
Use of proceeds.......... All of the proceeds from the sale of the shares will be received by the Selling Stockholders.
Conditions to the Offer-  The consummation of each of (i) the Offerings and ings.................... (ii) the Company Repurchase is contingent upon the consummation of the other and the closing of the New
                          Term Loan.
New York Stock Exchange   FBN
 symbol..................

--------
(1) Excludes 1,100,000 shares that may be offered under an over-allotment option granted by the Selling Stockholders. See "Underwriting."

(2) Reflects the repurchase of 10,842,299 shares of the Common Stock in the Company Repurchase. Excludes, as of March 31, 1997, 5,227,151 shares of Common Stock issuable pursuant to warrants or stock options, consisting of 1,386,594 shares of Common Stock issuable pursuant to warrants exercisable at $7.13 per share (net of 290,821 shares of Common Stock issuable pursuant to warrants to be acquired in the Company Repurchase) and 3,840,557 shares of Common Stock issuable pursuant to management stock options, 1,623,352 of which are currently exercisable.

                                ----------------

  Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. See, e.g., "Growth Strategy" in this Prospectus Summary, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Growth Strategy." No assurance can be given that the future results covered by the forward-looking statements will be achieved. The Risk Factors beginning on page 10 constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect any future events or occurrences.

                                ----------------

  The Company was incorporated in Delaware in 1921. Its principal executive offices are located at 101 South Hanley Road, St. Louis, Missouri 63105-3493, and its telephone number at such location is (314) 863-1100.

 SUMMARY CONSOLIDATED HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
                                      DATA

  The following summary consolidated historical and pro forma condensed consolidated financial data of the Company are derived from and should be read in connection with the historical consolidated financial statements of the Company (the "Consolidated Financial Statements") included elsewhere or incorporated by reference in this Prospectus. The pro forma condensed consolidated financial and other data is presented for comparative purposes only and is not necessarily indicative of the results of operations in the future or of what the results of operations would have been had the transactions assumed therein been consummated at the beginning of the period for which the statement is presented.

                                    YEAR ENDED DECEMBER 31,                  THREE MONTHS ENDED MARCH 31,
                          ----------------------------------------------    ----------------------------------
                                                              PRO FORMA                           PRO FORMA
                             1994        1995        1996      1996(1)        1996       1997      1997(1)
                          ----------  ----------  ----------  ----------    ---------  ---------  ------------
                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net sales..............  $1,072,696  $1,073,889  $1,696,795  $1,696,795    $ 423,947  $ 449,861  $ 449,861
 Costs and expenses:
 Cost of operations.....     752,528     760,393   1,228,355   1,228,355      308,883    326,187    326,187
 Selling, general and
  administrative ex-
  penses................     199,333     198,321     283,432     282,795(2)    70,204     73,511     73,352(2)
 Depreciation and amor-
  tization(3)...........      35,776      36,104      54,082      54,082       14,178     14,596     14,596
                          ----------  ----------  ----------  ----------    ---------  ---------  ---------
 Earnings from opera-
  tions.................      85,059      79,071     130,926     131,563       30,682     35,567     35,726
 Interest expense.......      37,886      33,845      45,217      58,310(4)    13,715      9,089     12,456(4)
 Other income, net:
 Gain on insurance set-
  tlement(5)............         --        7,882         --          --           --         --         --
 Other..................       1,668       3,930       2,583       2,583          747        872        872
                          ----------  ----------  ----------  ----------    ---------  ---------  ---------
 Earnings before income
  tax expense, discon-
  tinued operations and
  extraordinary item....      48,841      57,038      88,292      75,836       17,714     27,350     24,142
 Income tax expense.....      20,908      22,815      34,070      29,263(6)     6,867     10,291      9,084(6)
                          ----------  ----------  ----------  ----------    ---------  ---------  ---------
 Net earnings from con-
  tinuing opera-
  tions(3)(7)...........  $   27,933  $   34,223  $   54,222  $   46,573    $  10,847  $  17,059  $  15,058
                          ==========  ==========  ==========  ==========    =========  =========  =========
 Per share of common
  stock--fully diluted:
 Net earnings from con-
  tinuing opera-
  tions(3)(7)...........  $     0.54  $     0.65  $    0 .86  $     0.90    $    0.19  $    0.27  $    0.29
                          ==========  ==========  ==========  ==========    =========  =========  =========
 Weighted average common
  and common equivalent
  shares outstanding--
  fully diluted (in
  thousands)............      51,506      52,317      62,871      51,884       55,982     63,732     52,745
OTHER DATA:
 EBITDA(8)..............  $  120,835  $  115,175  $  185,008  $  185,645    $  44,860  $  50,163  $  50,322
 EBITDA margin..........        11.3%       10.7%       10.9%       10.9%        10.6%      11.2%      11.2%
 Net cash provided by
  continuing operating
  activities............  $   22,016  $   91,990  $  115,420                $  37,285  $  14,802
 Net cash used by in-
  vesting activities....  $  (15,487) $ (370,535) $  (37,578)               $  (5,462) $  (8,225)
 Net cash provided
  (used) by financing
  activities............  $    7,502  $  272,812  $  (84,889)               $ (27,663) $  (7,279)

                                                         AT MARCH 31, 1997
                                                      -----------------------
                                                        ACTUAL   PRO FORMA(1)
                                                      ---------- ------------
                                                      (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents........................... $   18,663  $   18,663
 Working capital.....................................    479,282     479,282
 Total assets........................................  1,288,631   1,292,381(9)
 Long-term debt......................................    567,800     743,037(10)
 Total shareholders' equity..........................    434,237     262,750(11)

--------
(1) Pro forma information reflects consummation of the Offerings, the New Term Loan and the Company Repurchase as of the first day of the period presented for Statement of Operations Data and Other Data and at March 31, 1997 for Balance Sheet Data. See "Selected Consolidated Historical and Pro Forma Financial Information."

(2) Reflects a pro forma adjustment for the decrease in selling, general and administrative expenses of $637 for 1996 and $159 for the three months ended March 31, 1997 that is related to the cancellation of the Consulting Agreement and a decline in fees paid to outside board members due to a reduction in the size of the Board of Directors arising from the resignation of eight individuals associated with the Selling Stockholders and the appointment of four replacement directors. See "Management" and "Certain Transactions."

(3) Included in the Company's statement of operations are depreciation and amortization charges related to adjustments of assets and liabilities to fair value made in 1992. These adjustments are a result of the Company's 1992 reorganization and the adoption of AICPA Statement of Position ("SOP") 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (commonly referred to as "fresh-start" reporting) and are not the result of historical capital expenditures. Fair value adjustments included the write up of property, plant and equipment, trademarks and reorganization value in excess of identifiable assets. Due to the significance of these items, management believes that it is useful to isolate their impact on the statement of operations as shown below. This information does not represent and should not be considered an alternative to net earnings, any other measure of performance as determined by generally accepted accounting principles or as an indicator of operating performance. See "Intangible Assets" in Note 3 to the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus.

                                                                         THREE MONTHS
                                YEAR ENDED DECEMBER 31,                 ENDED MARCH 31,
                          ---------------------------------------  ---------------------------
                                                        PRO FORMA                    PRO FORMA
                            1994      1995      1996      1996      1996     1997      1997
                          --------  --------  --------  ---------  -------  -------  ---------
                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
 Depreciation and amor-
  tization--fresh-
  start.................  $(16,900) $(15,922) $(16,285) $(16,285)  $(4,220) $(4,312)  $(4,312)
 After-tax impact on net
  earnings..............   (13,051)  (12,470)  (12,697)  (12,697)   (3,259)  (3,301)   (3,301)
 Impact on earnings per
  share-fully diluted...     (0.25)    (0.24)    (0.20)    (0.24)    (0.06)   (0.05)    (0.06)

(4) Reflects a pro forma adjustment for the increase in interest expense of $13,093 for 1996 and $3,367 for the three months ended March 31, 1997 that is related to the New Term Loan, assuming an interest rate of 7.27% for 1996 and 7.34% for the three months ended March 31, 1997, and additional borrowings under the Secured Credit Agreement.

(5) Gain on insurance settlement related to the November 1994 fire at the Company's particleboard plant.

(6) Reflects a pro forma adjustment for the income tax benefit in the amount of $4,807 for 1996 and $1,207 for the three months ended March 31, 1997 arising as a result of the increased interest expense and cancellation of the Consulting Agreement.

(7) On November 17, 1994, the Company distributed the common stock of each of The Florsheim Shoe Company and Converse Inc. (which in aggregate represented the Company's "Footwear Segment") to the Company's shareholders. The financial results of the Footwear Segment are reported as discontinued operations, and as such the Company's historical results of operations were restated.

(8) EBITDA is defined as earnings from operations before depreciation and amortization and therefore does not include other income, net. EBITDA is not intended to represent cash flows from operating activities as measured in accordance with generally accepted accounting principles. Nor has it been presented as an alternative to net income from operations or cash flows from operating activities computed in accordance with generally accepted accounting principles as an indicator of operating performance. EBITDA is presented solely as supplemental disclosure because the Company believes that it is a good measure of the Company's ability to generate cash to enable it to make capital expenditures and meet its other obligations. The Company believes that EBITDA may be a better indicator for this purpose than earnings from operations because of the significant fresh-start depreciation and amortization charges described in Note 3 above. Because all companies and analysts do not calculate EBITDA in an identical manner, however, EBITDA as presented above may not necessarily be comparable to similarly-titled measures of other companies.

(9) Reflects a pro forma adjustment for deferred financing fees in the amount of $3,750 for the New Term Loan.

(10) Reflects a pro forma adjustment for an increase in long-term debt of $175,237 resulting from borrowing $200,000 from the New Term Loan and the payment of $24,763 under the revolving credit facility of the Secured Credit Agreement.

(11) Reflects a pro forma adjustment for the repurchase of the 10,842,299 shares of Common Stock and warrants to purchase 290,821 shares of Common Stock in the Company Repurchase, and estimated fees and expenses associated with the Offerings in the amount of $1,000.

                                 RISK FACTORS

  Prospective purchasers should carefully consider the following factors, together with other information contained and incorporated by reference in this Prospectus, in evaluating an investment in the shares of Common Stock.

ECONOMIC CONDITIONS

  The furniture industry historically has been cyclical, fluctuating with general economic cycles. During economic downturns, the furniture industry tends to experience longer periods of recession and greater declines than the general economy. The Company believes that the industry is significantly influenced by economic conditions generally and particularly by consumer behavior and confidence, the level of personal discretionary spending, housing activity, interest rates, credit availability, demographics and overall consumer confidence. These factors not only affect the ultimate consumer, but also impact retailers, the Company's primary direct customers. There can be no assurance that a prolonged economic downturn would not have a material adverse effect on the Company. See "Business."

COMPETITION

  The residential furniture manufacturing business is highly competitive and fragmented. Because of the Company's broad product lines, its products compete with products made by a number of major furniture manufacturers. The elements of competition include pricing, styling, quality and marketing. See "Business--Competition."

SIGNIFICANT LEVERAGE

  The Company has a capital structure that contains leverage. After the Offerings, the Company's Secured Credit Agreement will consist of the New Term Loan totaling $200 million and a reducing revolving credit facility totaling $475 million, of which $345 million was outstanding as of March 31, 1997. In addition, the Company has a $225 million receivables securitization facility (the "Receivables Securitization Facility") of which $210 million was outstanding as of March 31, 1997. As of March 31, 1997, on a pro forma basis, the Company's debt would have totaled approximately $743 million, and the Company's debt to equity ratio on that date would have been 2.8:1. As a result of the Company Repurchase, the Company will have negative tangible net worth. This substantial indebtedness could reduce the Company's ability to respond to changing business and economic conditions by impairing access to additional financing and requiring a significant portion of the Company's cash flow from operations to be used to service debt. The ability of the Company to further reduce its debt and increase its equity will be dependent upon the future performance of the Company, which will be subject to prevailing economic conditions and to financial, business and other factors, including factors beyond the control of the Company that affect its business and operations. In February 1996, in order to reduce the impact of changes in interest rates on its floating rate long-term debt, the Company entered into three-year interest rate swap agreements having a total notional amount of $300 million.

RESTRICTIVE COVENANTS IN CERTAIN DEBT INSTRUMENTS

  The Secured Credit Agreement to which the Company is a party contains a number of covenants that restrict, among other things, the ability of the Company to incur additional indebtedness, make capital expenditures, pay dividends, repurchase capital stock, create liens, dispose of certain assets, enter into sale and leaseback transactions, or engage in mergers. In addition, under the Secured Credit Agreement, the Company is required to maintain certain interest coverage and other financial ratios. Unfavorable operating results could affect the Company's ability to pay debt service on its outstanding indebtedness or to meet its debt covenants. The indebtedness under the Secured Credit Agreement is secured by most of the assets of the Company. Among other consequences, the terms of the Secured Credit Agreement could increase the Company's vulnerability to adverse general economic conditions and could impair the Company's ability to obtain additional financing in the future and to take advantage of significant business opportunities that may arise.

GOVERNMENTAL REGULATIONS

  The Company's operations must meet federal, state, and local regulatory standards in the areas of safety, health, and environmental pollution controls. Historically, these standards have not had any material adverse effect on the Company's sales or operations. If the Company fails to comply with such regulations, the Company could be subject to liability ranging from monetary damages to injunctive action, which could adversely affect the Company. Future changes to such regulations could also have a material adverse effect on the Company. See "Business--Environmental Matters."

SHARES ELIGIBLE FOR FUTURE SALE

  The Company, certain of its officers and directors and the Selling Stockholders have agreed not to sell any shares of Common Stock, other than the shares offered hereby, for a period of 90 days following the consummation of the Offerings without the prior written consent of Smith Barney Inc. as representative of the Underwriters. After expiration of the lock-up period, the Company, such officers and directors and the Selling Stockholders may sell shares of Common Stock without regard to any such limitations. The sale of a substantial number of shares by such persons could adversely affect the market price of the Common Stock.

ABSENCE OF DIVIDENDS

  The Company does not anticipate paying any cash dividends in the foreseeable future, and the Secured Credit Agreement to which the Company is a party restricts the payment of dividends. See "Price Range of Common Stock and Dividend Policy."

ANTI-TAKEOVER PROVISIONS

  The Company's Restated Certificate of Incorporation contains certain provisions, including authorization to issue "blank check" preferred stock ("Preferred Stock"), prohibition of stockholder action by written consent and the requirement of 75% ("supermajority") stockholder vote to alter, amend, repeal or adopt certain provisions of the Restated Certificate of Incorporation. In addition, the Company's Restated Certificate of Incorporation contains provisions limiting the ability of any person who is the beneficial owner of more than 10% of the outstanding voting stock to effect certain transactions involving the Company unless approved by a majority of the Disinterested Directors (as defined in the Restated Certificate of Incorporation of the Company). Such provisions could impede any merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS

  All of the shares of Common Stock being offered hereby are being offered by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of such shares.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock is listed and traded on the New York Stock Exchange under the symbol "FBN." The following table sets forth for the periods indicated the high and low sales prices of the Common Stock, as reported on the New York Stock Exchange Composite Tape.

                                                                HIGH    LOW
                                                                ----    ----
1995:
  First Quarter................................................ $ 7 1/4 $ 5 3/4
  Second Quarter...............................................   6 7/8   5 5/8
  Third Quarter................................................   8 1/8   5 1/2
  Fourth Quarter...............................................   9 1/4   7
1996:
  First Quarter................................................  10 1/4   8 1/4
  Second Quarter...............................................  12 1/8   9
  Third Quarter................................................  14 5/8   9 3/4
  Fourth Quarter...............................................  15      12
1997:
  First Quarter................................................  16      13 5/8
  Second Quarter (April 1 through June 24).....................  17 1/8  14 1/4

  On June 24, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange was $17 per share. As of March 31, 1997, there were approximately 3,000 holders of record of the Company's Common Stock.

  The Company does not anticipate paying any cash dividends in the foreseeable future, and the Secured Credit Agreement to which the Company is a party restricts the payment of dividends. Any future payment of dividends will depend upon the financial condition, capital requirements and earnings of the Company, as well as upon other factors that the Board of Directors may deem relevant.

                                 CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company on a historical basis and a pro forma basis to reflect the Offerings, the New Term Loan and the Company Repurchase as of March 31, 1997. The information in the table below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                                                         MARCH 31, 1997
                                                     ------------------------
                                                       ACTUAL     PRO FORMA
                                                     ----------- ------------
                                                     (DOLLARS IN THOUSANDS)
Cash and cash equivalents........................... $    18,663 $    18,663
                                                     =========== ===========
Secured credit agreement
  Revolving credit facility......................... $   345,000 $   320,237(1)
  New term loan.....................................         --      200,000(1)
Receivables securitization facility.................     210,000     210,000
Other...............................................      12,800      12,800
                                                     ----------- -----------
    Long-term debt..................................     567,800     743,037(1)
                                                     ----------- -----------
Shareholders' equity:
  Preferred stock, 10,000,000 shares authorized, no
   par value, none issued and outstanding...........         --          --
  Common Stock, 100,000,000 shares authorized, $1.00
   stated value (no par value), 61,467,066 shares
   issued and outstanding (actual) and 50,624,767
   shares issued and outstanding (pro forma)........      61,467      50,625(1)
  Paid-in capital...................................     276,040     115,395(1)
  Retained earnings.................................      96,730      96,730
                                                     ----------- -----------
    Total shareholders' equity......................     434,237     262,750
                                                     ----------- -----------
Total capitalization................................ $ 1,002,037 $ 1,005,787
                                                     =========== ===========

--------
(1) Reflects a pro forma adjustment for the repurchase of the 10,842,299 shares of Common Stock and warrants to purchase 290,821 shares of Common Stock in the Company Repurchase.

     SELECTED CONSOLIDATED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  The following selected consolidated historical financial data of the Company should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere and incorporated by reference in this Prospectus. The selected consolidated historical financial data at December 31, 1994, 1995 and 1996, and for the years ended December 31, 1994, 1995 and 1996 are derived from the audited Consolidated Financial Statements of the Company, included herein. The selected consolidated historical financial data at March 31, 1996 and 1997 and for the three months ended March 31, 1996 and 1997 are unaudited, but include all adjustments, consisting of normal recurring accruals, which management of the Company considers necessary for a fair presentation. The results for the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for the full year. The pro forma information is unaudited and presented for comparative purposes only, and is not necessarily indicative of what the Company's financial position or results of operations would have been if the Offerings, the New Term Loan and the Company Repurchase had been completed on the dates indicated as of the first day of the period presented for Statement of Operations Data and Other Data and at March 31, 1997 for Balance Sheet Data.

  In 1992, the Company was required to adopt "fresh-start" reporting principles in accordance with AICPA SOP 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," which resulted in the revaluation of all assets and liabilities to reflect the Company's estimated reorganization value.

                                    YEAR ENDED DECEMBER 31,                 THREE MONTHS ENDED MARCH 31,
                          ----------------------------------------------    ------------------------------
                                                              PRO FORMA                          PRO FORMA
                             1994        1995        1996      1996(1)        1996       1997     1997(1)
                          ----------  ----------  ----------  ----------    ---------  --------  ---------
                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
 Net sales..............  $1,072,696  $1,073,889  $1,696,795  $1,696,795    $ 423,947  $449,861  $ 449,861
 Costs and expenses:
 Cost of operations.....     752,528     760,393   1,228,355   1,228,355      308,883   326,187    326,187
 Selling, general and
  administrative ex-
  penses................     199,333     198,321     283,432     282,795(2)    70,204    73,511     73,352(2)
 Depreciation and amor-
  tization(3)...........      35,776      36,104      54,082      54,082       14,178    14,596     14,596
                          ----------  ----------  ----------  ----------    ---------  --------  ---------
 Earnings from opera-
  tions.................      85,059      79,071     130,926     131,563       30,682    35,567     35,726
 Interest expense.......      37,886      33,845      45,217      58,310(4)    13,715     9,089     12,456(4)
 Other income, net:
 Gain on insurance set-
  tlement(5)............         --        7,882         --          --           --        --         --
 Other..................       1,668       3,930       2,583       2,583          747       872        872
                          ----------  ----------  ----------  ----------    ---------  --------  ---------
 Earnings before income
  tax expense,
  discontinued opera-
  tions and extraordi-
  nary item.............      48,841      57,038      88,292      75,836       17,714    27,350     24,142
 Income tax expense.....      20,908      22,815      34,070      29,263(6)     6,867    10,291      9,084(6)
                          ----------  ----------  ----------  ----------    ---------  --------  ---------
 Net earnings from con-
  tinuing opera-
  tions(3)(7)...........  $   27,933  $   34,223  $   54,222  $   46,573    $  10,847  $ 17,059  $  15,058
                          ==========  ==========  ==========  ==========    =========  ========  =========
 Per share of common
  stock--fully diluted:
 Net earnings from con-
  tinuing opera-
  tions(3)(7)...........  $     0.54  $     0.65  $     0.86  $     0.90    $    0.19  $   0.27  $    0.29
                          ==========  ==========  ==========  ==========    =========  ========  =========
 Weighted average common
  and common equivalent
  shares outstanding--
  fully diluted (in
  thousands)............      51,506      52,317      62,871      51,884       55,982    63,732     52,745
OTHER DATA:
 Gross profit(8)........  $  298,712  $  291,237  $  431,473  $  431,473    $ 105,333  $113,425  $ 113,425
 EBITDA(9)..............  $  120,835  $  115,175  $  185,008  $  185,645    $  44,860  $ 50,163  $  50,322
 EBITDA margin..........        11.3%       10.7%       10.9%       10.9%        10.6%     11.2%      11.2%
 Net cash provided by
  continuing operating
  activities............  $   22,016  $   91,990  $  115,420                $  37,285  $ 14,802
 Net cash used by in-
  vesting activities....  $  (15,487) $ (370,535) $  (37,578)               $  (5,462) $ (8,225)
 Net cash provided
  (used) by financing
  activities............  $    7,502  $  272,812  $  (84,889)               $ (27,663) $ (7,279)

                                 AT DECEMBER 31,           AT MARCH 31,
                           ---------------------------- -------------------
                                                                  PRO FORMA
                             1994     1995      1996      1997     1997(1)
                           -------- --------- --------- --------- ---------
                                        (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equiva-
  lents................... $ 32,145 $  26,412 $  19,365 $  18,663 $  18,663
 Working capital..........  308,323   455,036   462,661   479,282   479,282
 Total assets.............  881,735 1,291,739 1,269,204 1,288,631 1,292,381(10)
 Long-term debt...........  426,253   723,679   572,600   567,800   743,037(11)
 Total shareholders' equi-
  ty......................  275,394   301,156   419,657   434,237   262,750(12)

--------
(1) Pro forma information reflects consummation of the Offerings, the New Term Loan and the Company Repurchase as of the first day of the period presented for Statement of Operations Data and Other Data and at March 31, 1997 for Balance Sheet Data.

(2) Reflects a pro forma adjustment for the decrease in selling, general and administrative expenses of $637 for 1996 and $159 for the three months ended March 31, 1997 that is related to the cancellation of the Consulting Agreement and a decline in fees paid to outside board members due to a reduction in the size of the Board of Directors arising from the resignation of eight individuals associated with the Selling Stockholders and the appointment of four replacement directors. See "Management" and "Certain Transactions."

(3) Included in the Company's statement of operations are depreciation and amortization charges related to adjustments of assets and liabilities to fair value made in 1992. These adjustments are a result of the Company's 1992 reorganization and the adoption of AICPA Statement of Position ("SOP") 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (commonly referred to as "fresh-start" reporting) and are not the result of historical capital expenditures. Fair value adjustments included the write up of property, plant and equipment, trademarks and reorganization value in excess of identifiable assets. Due to the significance of these items, management believes that it is useful to isolate their impact on the statement of operations as shown below. This information does not represent and should not be considered an alternative to net earnings, any other measure of performance as determined by generally accepted accounting principles or as an indicator of operating performance. See "Intangible Assets" in Note 3 to the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus.

                                                                            THREE MONTHS
                                   YEAR ENDED DECEMBER 31,                 ENDED MARCH 31,
                             ---------------------------------------  ---------------------------
                                                           PRO FORMA                    PRO FORMA
                               1994      1995      1996      1996      1996     1997      1997
                             --------  --------  --------  ---------  -------  -------  ---------
                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
   Depreciation and amorti-
    zation--fresh-start....  $(16,900) $(15,922) $(16,285) $(16,285)  $(4,220) $(4,312)  $(4,312)
   After-tax impact on net
    earnings...............   (13,051)  (12,470)  (12,697)  (12,697)   (3,259)  (3,301)   (3,301)
   Impact on earnings per
    share-fully diluted....     (0.25)    (0.24)    (0.20)    (0.24)    (0.06)   (0.05)    (0.06)

(4) Reflects a pro forma adjustment for the increase in interest expense of $13,093 for 1996 and $3,367 for the three months ended March 31, 1997 that is related to the New Term Loan, assuming an interest rate of 7.27% for 1996 and 7.34% for the three months ended March 31, 1997, and additional borrowings under the Secured Credit Agreement.

(5) Gain on insurance settlement related to the November 1994 fire at the Company's particleboard plant.

(6) Reflects a pro forma adjustment for the income tax benefit in the amount of $4,807 for 1996 and $1,207 for the three months ended March 31, 1997 arising as a result of the increased interest expense and cancellation of the Consulting Agreement.

(7) On November 17, 1994, the Company distributed the common stock of each of The Florsheim Shoe Company and Converse Inc. (which in aggregate represented the Company's "Footwear Segment") to the Company's shareholders. The financial results of the Footwear Segment are reported as discontinued operations, and as such the Company's historical results of operations were restated.

(8) The Company believes that gross profit provides useful information regarding a Company's financial performance. Gross profit should not be considered in isolation or as an alternative to net earnings, an indicator of the Company's operating performance, or an alternative to the Company's cash flow from operating activities as a measure of liquidity. Gross profit has been calculated by subtracting cost of operations and the portion of depreciation associated with cost of goods sold from net sales. Pro forma information reflects the adjustments set forth in Note 1 above.

                                                                THREE MONTHS
                                     YEAR ENDED DECEMBER 31,   ENDED MARCH 31,
                                    -------------------------- ---------------
                                      1994     1995     1996    1996    1997
                                    -------- -------- -------- ------- -------
                                              (DOLLARS IN MILLIONS)
   Net sales....................... $1,072.7 $1,073.9 $1,696.8 $ 423.9 $ 449.9
   Cost of operations..............    752.5    760.4  1,228.4   308.9   326.2
   Depreciation (associated with
    cost of goods sold)............     21.5     22.3     36.9     9.7    10.3
                                    -------- -------- -------- ------- -------
   Gross profit.................... $  298.7 $  291.2 $  431.5 $ 105.3 $ 113.4
                                    ======== ======== ======== ======= =======

(9) EBITDA is defined as earnings from operations before depreciation and amortization and therefore does not include other income, net. EBITDA is not intended to represent cash flows from operating activities as measured in accordance with generally accepted accounting principles. Nor has it been presented as an alternative to net income from operations or cash flows from operating activities computed in accordance with generally accepted accounting principles as an indicator of operating performance. EBITDA is presented solely as supplemental disclosure because the Company believes that it is a good measure of the Company's ability to generate cash to enable it to make capital expenditures and meet its other obligations. The Company believes that EBITDA may be a better indicator for this purpose than earnings from operations because of the significant fresh-start depreciation and amortization charges described in Note 3 above. Because all companies and analysts do not calculate EBITDA in an identical manner, however, EBITDA as presented above may not necessarily be comparable to similarly-titled measures of other companies.

(10) Reflects a pro forma adjustment for deferred financing fees in the amount of $3,750 for the New Term Loan.

(11) Reflects a pro forma adjustment for an increase in long-term debt of $175,237 resulting from borrowing $200,000 from the New Term Loan and the payment of $24,763 under the revolving credit facility of the Secured Credit Agreement.

(12) Reflects a pro forma adjustment for the repurchase of the 10,842,299 shares of Common Stock and warrants to purchase 290,821 shares of Common Stock in the Company Repurchase, and estimated fees and expenses associated with the Offerings in the amount of $1,000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Consolidated Financial Statements and related notes included elsewhere in this Prospectus. In addition, management believes that the following factors have had a significant effect on its recent financial statements.

  ACQUISITION OF THOMASVILLE. During the year ended December 31, 1995, the Company had two primary operating subsidiaries, Broyhill and Lane. On December 29, 1995, the Company acquired Thomasville for approximately $339 million, consisting of $331 million in cash and $8 million in assumed indebtedness. The transaction was accounted for as a purchase and, since the acquisition occurred as of the last business day of 1995, was reflected in the Company's consolidated balance sheet as of December 31, 1995. The Company's results of operations for 1995 do not include any of the operations of Thomasville. The cash portion of the acquisition of Thomasville was originally financed through funds obtained by borrowing under the Company's secured credit agreement and the Receivables Securitization Facility. On March 1, 1996, the Company completed a public offering of 10,000,000 shares of Common Stock, generating net cash proceeds of approximately $81.3 million, which were used to repay a portion of this debt.

  1994 SPIN-OFF TRANSACTIONS. In order to focus on its core furniture operations, the Company completed a spin-off of its footwear subsidiaries in 1994. On November 17, 1994, the Company simultaneously refinanced the majority of its outstanding indebtedness and distributed to its stockholders all the stock of its former footwear subsidiaries, Converse Inc. and The Florsheim Shoe Company. Upon completion of this restructuring, the Company retained no ownership interest in or management control of the footwear businesses. Accordingly, the financial results of the footwear businesses have been reflected as discontinued operations for all applicable periods.

  1992 ASSET REVALUATION (FRESH-START REPORTING). Included in the Company's statement of operations are depreciation and amortization charges related to adjustments of assets and liabilities to fair value made in 1992. These adjustments are a result of the Company's 1992 reorganization and the adoption of AICPA SOP 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" (commonly referred to as "fresh-start" reporting) and are not the result of historical capital expenditures. The impact of such adjustments is that earnings per share for 1996 was $0.20 (or $0.24 pro forma for the Company Repurchase) less than it would have been without "fresh-start" reporting. See "Selected Consolidated Historical and Pro Forma Financial Information--Impact of 1992 Asset Revaluation (Fresh-Start Reporting)."

RESULTS OF OPERATIONS

  As an aid to understanding the Company's results of operations on a comparative basis, the following table has been prepared to set forth certain statement of operations and other data for fiscal 1994, 1995 and 1996, and the three months ended March 31, 1996 and 1997. The results for fiscal 1994 and 1995 do not include any of the operations of Thomasville.

                                         YEAR ENDED DECEMBER 31,                  THREE MONTHS ENDED MARCH 31,
                          ----------------------------------------------------- ---------------------------------
                                1994              1995              1996              1996             1997
                          ----------------- ----------------- ----------------- ---------------- ----------------
                                   % OF NET          % OF NET          % OF NET         % OF NET         % OF NET
                          DOLLARS   SALES   DOLLARS   SALES   DOLLARS   SALES   DOLLARS  SALES   DOLLARS  SALES
                          -------- -------- -------- -------- -------- -------- ------- -------- ------- --------
                                                           (DOLLARS IN MILLIONS)
Net sales...............  $1,072.7  100.0%  $1,073.9  100.0%  $1,696.8  100.0%  $ 423.9  100.0%  $ 449.9  100.0%
Cost of operations......     752.5   70.2      760.4   70.8    1,228.4   72.4     308.9   72.9     326.2   72.5
Selling, general and ad-
 ministrative expenses..     199.3   18.6      198.3   18.5      283.4   16.7      70.2   16.6      73.5   16.3
Depreciation and amorti-
 zation.................      35.8    3.3       36.1    3.3       54.1    3.3      14.1    3.3      14.6    3.3
                          --------  -----   --------  -----   --------  -----   -------  -----   -------  -----
Earnings from opera-
 tions..................      85.1    7.9       79.1    7.4      130.9    7.7      30.7    7.2      35.6    7.9
Interest expense........      37.9    3.5       33.9    3.2       45.2    2.7      13.7    3.2       9.1    2.0
Other income, net:
 Gain on insurance set-
  tlement...............       --     --         7.9    0.7        --     --        --     --        --     --
 Other..................       1.6    0.1        3.9    0.4        2.6    0.2       0.7    0.2       0.9    0.2
                          --------  -----   --------  -----   --------  -----   -------  -----   -------  -----
Earnings before income
 tax expense, discontin-
 ued operations and ex-
 traordinary item.......      48.8    4.5       57.0    5.3       88.3    5.2      17.7    4.2      27.4    6.1
Income tax expense......      20.9    1.9       22.8    2.1       34.1    2.0       6.9    1.6      10.3    2.3
                          --------  -----   --------  -----   --------  -----   -------  -----   -------  -----
Net earnings from
 continuing
 operations.............  $   27.9    2.6%  $   34.2    3.2%  $   54.2    3.2%  $  10.8    2.6%  $  17.1    3.8%
                          ========  =====   ========  =====   ========  =====   =======  =====   =======  =====
Gross profit(1).........  $  298.7   27.8%  $  291.2   27.1%  $  431.5   25.4%  $ 105.3   24.8%  $ 113.4   25.2%
EBITDA(2)...............  $  120.9   11.3%  $  115.2   10.7%  $  185.0   10.9%  $  44.9   10.6%  $  50.2   11.2%

--------
(1) The Company believes that gross profit provides useful information regarding a company's financial performance. Gross profit should not be considered in isolation or as an alternative to net earnings, an indicator of the Company's operating performance, or an alternative to the Company's cash flow from operating activities as a measure of liquidity. Gross profit has been calculated by subtracting cost of operations and the portion of depreciation associated with cost of goods sold from net sales.

                                                                THREE MONTHS
                                     YEAR ENDED DECEMBER 31,   ENDED MARCH 31,
                                    -------------------------- ---------------
                                      1994     1995     1996    1996    1997
                                    -------- -------- -------- ------- -------
                                              (DOLLARS IN MILLIONS)
   Net sales....................... $1,072.7 $1,073.9 $1,696.8 $ 423.9 $ 449.9
   Cost of operations..............    752.5    760.4  1,228.4   308.9   326.2
   Depreciation (associated with
    cost of goods sold)............     21.5     22.3     36.9     9.7    10.3
                                    -------- -------- -------- ------- -------
   Gross profit.................... $  298.7 $  291.2 $  431.5 $ 105.3 $ 113.4
                                    ======== ======== ======== ======= =======

(2) EBITDA is defined as earnings from operations before depreciation and amortization and therefore does not include other income, net. EBITDA is not intended to represent cash flows from operating activities as measured in accordance with generally accepted accounting principles. Nor has it been presented as an alternative to net income from operations or cash flows from operating activities computed in accordance with generally accepted accounting principles as an indicator of operating performance. EBITDA is presented solely as supplemental disclosure because the Company believes that it is a good measure of the Company's ability to generate cash to enable it to make capital expenditures and meet its other obligations. The Company believes that EBITDA may be a better indicator for this purpose than earnings from operations because of the significant fresh-start depreciation and amortization charges described herein. Because all companies and analysts do not calculate EBITDA in an identical manner, however, EBITDA as presented above may not necessarily be comparable to similarly-titled measure of other companies.

 Three Months Ended March 31, 1997 Compared to Three Months Ended March 31,
1996

  Net sales for the three months ended March 31, 1997 were $449.9 million, compared to $423.9 million in the three months ended March 31, 1996, an increase of $26.0 million or 6.1%. The improved sales performance occurred at each operating company and ranged, in varying degrees, across all product lines. The increase in net sales was achieved through continued introductions of new products and execution of marketing and advertising programs emphasizing the Company's brand names.

  Cost of operations for the three months ended March 31, 1997 was $326.2 million compared to $308.9 million for the comparable prior year period. Cost of operations as a percentage of net sales decreased from 72.9% for the three months ended March 31, 1996 to 72.5% for the three months ended March 31, 1997. The decrease in cost of operations as a percentage of net sales resulted from increased manufacturing efficiencies and continued efforts to improve gross profit margins.

  Selling, general and administrative expenses for the three months ended March 31, 1997 were $73.5 million compared with $70.2 million in the prior year. As a percentage of net sales, selling, general and administrative expenses were 16.3% and 16.6% for the three months ended March 31, 1997 and 1996, respectively. The decrease reflects continuing success in the implementation of the Company's cost reduction program.

  Interest expense totaled $9.1 million for the three months ended March 31, 1997 compared to $13.7 million in the prior year comparable period. The decrease in interest expense resulted from lower long-term debt and reduced interest rates.

  The effective income tax rates were 37.6% and 38.8% for the three months ended March 31, 1997 and March 31, 1996, respectively. The effective tax rates for each period were adversely impacted by certain nondeductible expenses incurred and provisions for state and local taxes. The effective tax rate for the three months ended March 31, 1997 was favorably impacted by the reduced effect of the nondeductible expenses as a percentage of pretax earnings.

  Net earnings per common share on both a primary and fully diluted basis were $0.27 for the three months ended March 31, 1997, compared with $0.19 for the same period last year. Average common and common equivalent shares outstanding used in the calculation of net earnings per common share on a primary and fully diluted basis were 63,716,000 and 63,732,000, respectively, for the three months ended March 31, 1997 and 55,794,000 and 55,982,000, respectively, for the three months ended March 31, 1996.

  Gross profit for the three months ended March 31, 1997 was $113.4 million, representing an increase of 7.7% over gross profit of $105.3 million for the three months ended March 31, 1996. The increase in gross profit resulted from the increase in sales and increased manufacturing efficiencies.

  EBITDA for the three months ended March 31, 1997 was $50.2 million, representing an increase of 11.8% over EBITDA of $44.9 million for the three months ended March 31, 1996. This increase resulted from the increase in sales and improved operating margins.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Net sales for 1996 were $1.7 billion, compared with $1.07 billion for 1995. The improved sales performance resulted primarily from the acquisition of Thomasville. Had Thomasville been acquired at the beginning of 1995, net sales for the year ended December 31, 1996 would have increased 4.5% over pro forma net sales for the year ended December 31, 1995. The increase in net sales was achieved in part through continued introductions of new products and emphasis on the Company's brand names.

  Cost of operations for 1996 was $1.2 billion, compared to $760.4 million for 1995. The large increase was a result of the Company's acquisition of Thomasville. Cost of operations as a percentage of net sales increased from 70.8% for 1995 to 72.4% for 1996. This increase was due to the acquisition of Thomasville, which had higher cost of operations as a percentage of net sales than the Company's other operating subsidiaries. Had Thomasville been included on a pro forma basis for 1995, cost of operations as a percentage of net sales would have been 73.3%.

  Selling, general and administrative expenses increased to $283.4 million for 1996 from $198.3 million for 1995. The large increase was a result of the Company's acquisition of Thomasville. As a percentage of net sales, selling, general and administrative expenses were 16.7% for 1996 compared to 18.5% for 1995, reflecting the Company's acquisition of Thomasville.

  Depreciation and amortization for 1996 was $54.1 million, compared to $36.1 million for 1995. The large increase was a result of the Company's acquisition of Thomasville. The amount of depreciation and amortization attributable to the "fresh-start" reporting was $16.3 million and $15.9 million for 1996 and 1995, respectively.

  Interest expense for 1996 totaled $45.2 million, compared to $33.9 million for 1995. The increase in interest expense reflects additional debt incurred for the acquisition of Thomasville.

  Other income, net for 1996, totaled $2.6 million compared to $3.9 million for 1995. For 1996, other income consisted of interest on short term investments of $1.2 million and other miscellaneous income and (expense) items totaling $1.4 million.

  For 1996, the Company provided for income taxes totaling $34.1 million on earnings before income tax expense and extraordinary item, producing an effective tax rate of 38.6%, compared to an effective tax rate for 1995 of 40.0%. The effective tax rates for such periods were adversely impacted by certain nondeductible expenses incurred and provisions for state and local income taxes.

  Net earnings per common share from continuing operations on a fully diluted basis were $0.86 for 1996 compared with $0.65 for 1995. Weighted average shares outstanding used in the calculation of net earnings per common share on a primary and fully diluted basis were 61,946,000 and 62,871,000 in 1996 and 50,639,000 and 52,317,000 in 1995.

  Gross profit for 1996 was $431.5 million, representing an increase of 48.2% over gross profit of $291.2 million for 1995. The increase resulted primarily from the acquisition of Thomasville. The decrease in gross profit margin to 25.4% for 1996 from 27.1% in 1995 was due to the acquisition of Thomasville, which had lower gross profit margins than the Company's other operating subsidiaries. Had Thomasville been included on a pro forma basis in 1995, gross profit margin would have been 24.6%.

  EBITDA for the year ended December 31, 1996 was $185.0 million, representing an increase of 60.6% over EBITDA of $115.2 million for the prior year. This increase resulted primarily from the acquisition of Thomasville. EBITDA as a percentage of net sales increased to 10.9% for the year ended December 31, 1996 from 10.7% for the prior year. Had Thomasville been included on a pro forma basis for the 1995 period, EBITDA as a percentage of net sales would have been 10.0% for 1995. This increase in EBITDA margin reflects efficient manufacturing activity as well as the Company's continuing efforts to enhance profitability.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Net sales for 1995 were $1.07 billion, approximately unchanged from 1994. During 1995, residential furniture manufacturers' results were adversely affected by industry-wide price discounting and promotional activity in response to weaker demand for durable goods. The Company was able to maintain comparable net sales despite these conditions through new product introductions at both Broyhill and Lane and continued advertising support of its brand names.

  Cost of operations for 1995 was $760.4 million, compared to $752.5 million for 1994, an increase of 1.0%. The increase in cost of operations as a percentage of net sales from 70.2% in 1994 to 70.8% in 1995, was primarily the result of unfavorable overhead absorption rates reflecting the Company's effort to maintain manufacturing utilization rates at levels necessary to balance inventory with incoming orders.

  Selling, general and administrative expenses decreased to $198.3 million in 1995 from $199.3 million in 1994, a reduction of 0.5%. In 1995, such expenses included a $2.7 million non-cash expense related to stock options. As a percentage of net sales, selling, general and administrative expenses were 18.5% in 1995 compared to 18.6% in 1994, reflecting the Company's successful implementation of its ongoing cost reduction programs.

  Depreciation and amortization for 1995 was $36.1 million, compared to $35.8 million in 1994, an increase of 0.9%. The amount of depreciation and amortization attributable to the "fresh-start" reporting was $15.9 million and $16.9 million, in 1995 and 1994, respectively.

  Interest expense for 1995 totaled $33.9 million and reflects twelve months of interest expense on the Company's debt structure, which was substantially refinanced as of December 29, 1995. Interest expense for 1995 was not comparable to interest expense for 1994 as a result of the previous refinancing of substantially all of the Company's debt in November 1994.

  Other income, net for 1995 totaled $11.8 million, compared to $1.6 million in 1994. For 1995, other income consisted of a gain on insurance settlement of $7.9 million pertaining to the November 1994 destruction of a particleboard plant, interest income on short-term investments of $2.4 million and other miscellaneous income and (expense) items totaling $1.5 million.

  For 1995, the Company provided for income taxes totaling $22.8 million on earnings before income tax expense, discontinued operations and extraordinary item, producing an effective tax rate of 40.0%, compared to an effective tax rate for 1994 of 42.8%. The effective tax rates for such years were adversely impacted by certain nondeductible expenses incurred and provisions for state and local income taxes. The effective income tax rate for 1995 was favorably impacted by special state income tax incentives granted in connection with the issuance of certain industrial revenue bonds on behalf of one of the Company's subsidiaries.

  Net earnings per common share for continuing operations on a fully diluted basis were $0.65 and $0.54 for 1995 and 1994, respectively. Net earnings per common share for continuing operations before gain on insurance settlement net of income tax expense on a fully diluted basis were $0.56 and $0.54 for 1995 and 1994, respectively. Weighted average shares outstanding used in the calculation of net earnings per common share on a primary and fully diluted basis were 50,639,000 and 52,317,000 in 1995, and 51,495,000 and 51,506,000 in
1994.

  Gross profit for 1995 was $291.2 million, compared to $298.7 million for 1994, a decrease of 2.5%. Gross profit as a percentage of net sales declined from 27.8% in 1994 to 27.1% in 1995, primarily as a result of lower factory utilization rates at certain of the Company's manufacturing facilities reflecting the Company's effort to balance inventories with incoming orders.

  EBITDA for 1995 was $115.2 million, compared to $120.9 million for 1994, a decrease of 4.7%. EBITDA as a percentage of net sales decreased from 11.3% in 1994 to 10.7% in 1995, primarily as a result of lower factory utilization rates at certain of the Company's manufacturing facilities reflecting the Company's efforts to balance inventories with incoming orders.

FINANCIAL CONDITION AND LIQUIDITY

  LIQUIDITY. Cash and cash equivalents at March 31, 1997 totaled $18.7 million compared to $19.4 million at December 31, 1996. During the three months ended March 31, 1997, net cash from operating activities totaled $14.8 million, net cash used by investing activities totaled $8.2 million, and net cash used by financing activities totaled $7.3 million. For 1996, net cash from operating activities totaled $115.4 million. Net cash used in investing activities totaled $37.5 million. Net cash used in financing activities totaled $84.9 million, including the net repayment of $150.3 million of long-term debt, the receipt of $81.3 million of net proceeds from the sale of Common Stock pursuant to the 1996 Company Equity Sale, the receipt of $9.2 million from the exercise of warrants to purchase shares of Common Stock, $20.0 million for the repurchase of warrants and $4.5 million in debt issuance costs associated with the 1996 Refinancing.

  Working capital was $479.3 million at March 31, 1997, compared to $462.7 million at December 31, 1996. The current ratio was 4.1:1 at March 31, 1997, compared to 4.2:1 at December 31, 1996.

  At March 31, 1997, long-term debt totaled $567.8 million compared to $572.6 million at December 31, 1996. Assuming the consummation of the Offerings, the New Term Loan and the Company Repurchase at March 31, 1997, the Company's long-term debt would have been $743.0 million. As a result of the Company Repurchase, the Company will have negative tangible net worth.

  FINANCING ARRANGEMENTS. On September 6, 1996, the Company completed a refinancing involving execution of the Secured Credit Agreement and modifications incorporated in the Receivables Securitization Facility. The Secured Credit Agreement replaced a secured credit agreement that had been entered into in connection with the acquisition of Thomasville.

  The Secured Credit Agreement is a $475.0 million reducing revolving credit facility to which the New Term Loan will be added. The interest rate on revolving credit borrowings is based on selected credit ratios set forth in the Secured Credit Agreement and as of March 31, 1997 was 6.4%. The Secured Credit Agreement allows for both the issuance of letters of credit and cash borrowings. Letters of credit are limited to no more than $60.0 million. Cash borrowings are limited to the facility's maximum availability less letters of credit outstanding. At March 31, 1997, the Company had $345.0 million of cash borrowings drawn under the Secured Credit Agreement and $26.5 million in letters of credit outstanding, leaving an excess availability of approximately $103.5 million. The Secured Credit Agreement contains customary covenants, including financial covenants with respect to the Company's leverage and interest coverage. The leverage coverage (a ratio of net debt to cash flows) and interest coverage (a ratio of cash flows to interest expense) covenants are the most restrictive covenants contained in the Secured Credit Agreement. As anticipated to be amended in connection with the New Term Loan, the leverage covenant will require that the Company's consolidated debt to consolidated cash flow (as such terms are defined in the Secured Credit Agreement) must not exceed 4.65:1 (4.50:1 beginning on March 31, 1998 and reducing thereafter in steps to 4.00:1 on March 31, 1999). The interest coverage covenant will require that the Company's consolidated cash flow to consolidated interest expense (as such terms are defined in the Secured Credit Agreement) exceed or equal 3.00:1 (3.25:1 from September 30, 1998 through December 31, 1998 and 3.50:1 beginning on March 31, 1999) for any period of four consecutive fiscal quarters. As of March 31, 1997, on a pro forma basis, the leverage and interest coverage ratios were 3.80:1 and 3.84:1, respectively. The Company is currently and expects to continue to be in compliance with all restrictive covenants in the Secured Credit Agreement.

  The Receivables Securitization Facility is a $225.0 million facility pursuant to which the Company sells interests in the trade receivables of its operating companies to a third party financial institution. The Company accounts for the Receivables Securitization Facility as long-term debt. The Company's cost of borrowing is based on a commercial paper index rate plus a program fee and at March 31, 1997 the Company had approximately $13.4 million of excess availability under the Receivables Securitization Facility.

  In February 1996, in order to reduce the impact of changes in interest rates on its floating rate long-term debt, the Company entered into three-year interest rate swap agreements having a total notional amount of $300 million. The swap agreements effectively convert a portion of the Company's floating rate long-term debt to a fixed rate. The Company pays the counterparties a fixed rate of 5.14% per annum and receives payments based upon the floating three month London interbank offered rate (LIBOR).

  The Company believes that the Secured Credit Agreement, as proposed to be amended to add the New Term Loan, and the Receivables Securitization Facility, together with cash generated from operations, will be adequate to meet liquidity requirements for the foreseeable future.

  CAPITAL EXPENDITURES. The Company maintains a significant capital expenditure program focusing on increasing manufacturing efficiency and expanding capacity as required. The Company's total capital expenditures were $40.3 million, $35.6 million and $21.1 million for the years ended December 31, 1996, 1995 and 1994, respectively. The annual figures for 1995 and 1994 do not include the capital expenditures of Thomasville ($15.2 million and $14.1 million for the years ended December 31, 1995 and 1994, respectively). The Company estimates that total capital expenditures will be approximately $40.0 million in 1997. Significant new projects during the past three years included a new upholstery manufacturing facility at Action Industries to meet the increased demand for the Company's recliners, motion furniture and sleep sofas and a state-of-the-art flat line finishing system at Lane. The capital expenditures for 1995 include $18.2 million to construct a new state-of-the-art particleboard manufacturing facility at Broyhill, which was funded by proceeds from an insurance settlement, to replace the Company's facility that was destroyed by fire in November 1994. The Company believes that as a result of the availability of excess capacity in the Lane and Thomasville manufacturing facilities, the Company will be able to pursue its growth strategy over the next several years without the necessity of making significant additional capital expenditures to expand capacity.

                                   BUSINESS

GENERAL

  The Company believes that it is the largest manufacturer of residential furniture in the United States based on domestic revenues (excluding estimated revenues of competitors from fabrics and decorative accessories). The Company markets its products under three of the best known brand names in the industry--Broyhill, Lane and Thomasville. The Company is a quality and style leader across a broad spectrum of price categories from "premium" priced home furnishings to lower priced RTA furniture. The Company distributes its products through a diverse network of national, regional and local retailers, including one of the largest systems of independently-owned dedicated retail outlets in the residential furniture industry. Management believes that the acquisition of Thomasville in December 1995 has significantly enhanced the Company's competitive strengths and positions the Company to increase its market share, sales and earnings. For the twelve months ended March 31, 1997, the Company had net sales of $1.7 billion, EBITDA of $190.3 million, net income before extraordinary items of $60.4 million and earnings per share of $0.94.

  The Company is organized into three primary operating subsidiaries of similar size which target particular product and price categories as described below:

  BROYHILL. Broyhill is a leader in the "good" and "better" price categories, which are two of the largest segments of the residential furniture market. Management believes Broyhill is the largest full line manufacturer of residential furniture under one brand name, and Broyhill has been rated the number one brand in the industry in terms of brand awareness by several recent consumer surveys. The Company believes that the Broyhill Fontana collection has been the best selling furniture collection in the industry for the last three years, although there are no published industry figures available. Broyhill distributes its products through an extensive distribution network of more than 6,200 independently-owned retail locations, including 345 dedicated Broyhill Showcase Galleries and 415 dedicated Broyhill Furniture Centers.

  LANE. Lane manufactures specialty products for niche markets in the "better," "best" and "premium" price categories. The Company believes that Lane is the largest domestic manufacturer of cedar chests, although there are no published industry figures available. In addition, Lane, through Action Industries, its largest operating unit, is one of the leading manufacturers of motion furniture and recliners in the United States. Lane is one of the most widely recognized brands in the residential furniture industry and has established a reputation for innovative marketing and quality designs. Lane distributes its products through an extensive distribution network of more than 16,000 independently-owned retail locations, including 294 dedicated furniture galleries.

  THOMASVILLE. Thomasville manufactures furniture which embodies the widely recognized "Thomasville Look" for both the "best" and "premium" price categories. Thomasville has been rated the "highest quality" brand by several recent consumer surveys. Management believes that the Collector's Cherry and the Mahogany Collection have consistently been among the best selling collections in the industry. Thomasville distributes its products through approximately 635 independently-owned retail locations, including 239 dedicated Thomasville Galleries and 82 free-standing Thomasville Home Furnishings stores, which exclusively feature Thomasville furniture. The Company also produces a separate line of lower priced RTA and promotional furniture.

COMPETITIVE STRENGTHS

  In addition to its substantial size relative to most of its competitors, the Company believes that its focus on the following elements has contributed to its leading position in the residential furniture industry:

  BRAND NAME STRENGTH. According to a recent consumer survey conducted by Intersearch Corporation and commissioned by Thomasville, Broyhill, Lane and Thomasville are three of the six best known brand names in the retail furniture industry. According to this survey, Broyhill was rated the number one brand in the industry in terms of overall consumer awareness, and Thomasville was rated the number two brand in the industry in terms of consumer awareness among purchase intenders, second only to Broyhill.

  BROAD RANGE OF PRODUCT OFFERINGS. The Company offers consumers a wide range of products from the "premium" to "RTA" price categories across virtually all residential furniture segments including: bedroom, dining room, living room, stationary and motion/reclining upholstery, occasional table, home entertainment/home office and rattan/wicker. The acquisition of Thomasville has strengthened the Company's position across the "premium" and "best" price categories of the market.

  DEDICATED DISTRIBUTION CHANNELS. The Company distributes its products through a diverse network of independently-owned retail locations which includes 878 galleries dedicated to Broyhill, Lane and Thomasville products, 415 Broyhill Furniture Centers, and 82 free-standing Thomasville Home Furnishings stores. The gallery concept displays products in complete room ensembles, which include furnishings, wall decor, window treatments, floor coverings, accents and accessories. According to Furniture/Today, the median sales per square foot of galleries exceeds that of non-galleries by 27%. The Broyhill Furniture Centers are participants in a fully-accessorized product display program developed for smaller dealers, which enables retailers to commit less area to Broyhill products than a gallery. The Thomasville Home Furnishings stores are dedicated solely to the display, promotion and sale of Thomasville products. See "Distribution."

  INNOVATIVE, HIGH QUALITY PRODUCTS. The Company focuses on designing innovative and stylish furniture, by regularly introducing new and updated collections and designs. For example, management believes that the Broyhill Fontana collection has been the best selling furniture collection, and the Thomasville Collector's Cherry collection has been the best selling dining room collection in the industry for the last three years. In addition, Lane has teamed up with innovative, widely recognized designers such as Mark Hampton to design and market furniture collections. Each of these companies strives to differentiate its products with design elements that include special detailing, innovative finishes and unique hardware. Lane's Action Industries subsidiary has developed new technologies that have enhanced its position in the growing motion furniture segment, such as an innovative deck mechanism for sleeper sofas.

  MANUFACTURING EXPERTISE. Management believes that the Company is a leader in automated furniture manufacturing, although there are no published industry figures available. Modern state-of-the-art technology and economies of scale have made the Company a very efficient producer. The Company consistently modernizes its manufacturing facilities through capital investment. For example, Lane recently completed a state-of-the-art flat line finishing plant for more efficient production of high sheen and enhanced grain finishes and has invested in additional advanced-technology manufacturing equipment to increase productivity. In addition, Broyhill recently began full production in a state-of-the-art particle board manufacturing facility which will provide substrate for many new products. Broyhill also recently opened a new upholstery manufacturing facility in order to keep up with consumer demand for stylish, affordable upholstery.

  EXPERIENCED MANAGEMENT TEAMS. The Company believes that an experienced, dedicated management team is a critical factor in achieving success. Effective on October 1, 1996, Mr. Holliman became President and Chief Executive Officer of the Company. Mr. Holliman was previously the President and Chief Executive Officer of Action Industries, a subsidiary of the Company, which he founded over 25 years ago. Since the founding of Action Industries, Mr. Holliman has built this start-up company into an industry leader, with compound sales and earnings growth of approximately 20% a year and total sales that approach $400 million annually. In addition, Action Industries has consistently been one of the most profitable operating units of the Company. The management teams for each of the operating subsidiaries of the Company also have extensive experience in the furniture industry. The Chief Executive Officers of Broyhill, Lane and Thomasville have an average of more than 28 years of experience with their respective companies.

GROWTH STRATEGY

  The Company seeks to grow in both sales and profits and increase its market share by executing the following strategies:

  ENHANCING BRAND NAME STRENGTH. Brand name recognition is a critical factor in consumer purchases of furniture. The Company believes that consumer recognition of its brand names is a key to increasing its market share. The Company has three of the six most recognized brand names in the residential furniture industry-- Broyhill, Lane and Thomasville. The Company is committed to continue to strengthen its brand names through advertising in various media including network and cable television and highly read consumer magazines such as People, Reader's Digest, Sports Illustrated, Architectural Digest, Good Housekeeping and Better Homes and Gardens among many others, in addition to its dealer cooperative advertising program.

  EXPANDING DEDICATED DISTRIBUTION CHANNELS. The Company has generated increased sales volume and has strengthened its alliances with key retailers by distributing its products through independently-owned dedicated retail outlets, such as galleries, which tend to have higher sales per square foot and faster inventory turns than non-gallery locations. The Company continues to expand these distribution channels by attracting additional retailers in new and existing geographic markets to participate in the Company's gallery programs. Since the beginning of 1996, the number of dedicated galleries, furniture centers and stores has increased from 1,265 to 1,375. Furthermore, the Company intends to expand its current network of 82 free-standing Thomasville Home Furnishings stores by approximately 25 by the end of 1997.

  INCREASING SALES TO NATIONAL AND LARGE REGIONAL RETAILERS. The Company is well positioned to benefit from the increasing presence of national and large regional retailers in the residential furniture industry. According to Furniture/Today, in 1995 the top 10 furniture retailers represented 16% of total sales versus 10% in 1985. The Company's overall size, breadth of product, strength of brands and national scope of distribution enable it to service national retailers, such as J.C. Penney, Sears, Levitz and Heilig-Meyers, and key regional companies, such as Breuner's, Haverty's and Roberds, more effectively than the Company's smaller competitors. For example, during 1997 the Company has increased the number of products it offers to J.C. Penney and is currently in discussion with other major retailers for additional increases in square footage dedicated to the Company's broad range of products. Furthermore, the Company's unique competitive position enabled it to establish an innovative alliance with Carl's Furniture, an independent retailer based in Florida which has opened a new location dedicated to the Company's products. The Company intends to pursue similar alliances with other retailers.

  PENETRATING NEW MARKETS. The Company is actively pursuing sales opportunities in new markets where it seeks to enhance distribution. In the United States, management is targeting key furniture retailers in important geographic territories, particularly portions of the West Coast and New England. In addition, the Company believes there is substantial opportunity for growth in the international export market, particularly Canada, Europe, Japan and the Middle East. Management has implemented a more aggressive international strategy across all of its operating companies to improve the sales, marketing and distribution of its products outside the United States. For the three months ended March 31, 1997, international sales were $17.0 million, an increase of 17.3% versus the comparable period for the prior year.

  EMPHASIZING NEW AND GROWING PRODUCT AREAS. The Company emphasizes development of new high margin products in growing product areas. For example, the Company has become a leader in the fast growing motion furniture and recliner segments. The Company has recently introduced two new recliners, an oversized model for larger customers and a two-piece model with an ottoman footrest, that it believes will allow it to further increase market share in this segment. Furthermore, the Company continues to design innovative new products in other areas, including the growing home office and home entertainment center markets.

  MAXIMIZING OPERATING MARGINS. The Company is successfully implementing gross profit improvement programs that management uses in its strategic and operational planning to maximize gross profit margins and thereby provide the Company with additional funds for purposes such as increased advertising and product development. These programs include (a) introducing new high quality products with above average profit margins, (b) marketing products to new customers, (c) developing new markets, (d) implementing a well-defined pricing strategy to maximize the effectiveness of price increases and decreases, (e) focusing on cost control and cost reduction programs that target a minimum savings of 3% of cost of goods sold each year, (f) reviewing product and purchasing strategies, and (g) implementing other management and personnel strategies. Management believes that these programs have contributed to the Company achieving among the highest EBITDA margins of publicly-owned U.S. residential furniture manufacturing companies in recent years. For the quarter ended March 31, 1997, the Company's EBITDA margin increased to 11.2%, as compared to 10.6% for the prior year comparable period. Management believes opportunities exist to increase further the EBITDA margins of its operating companies through implementation of these programs. For example, the Company recently initiated efforts to realign several manufacturing facilities at Thomasville and Lane to increase capacity utilization and reduce overall production costs. Management believes that these actions will result in annual savings of approximately $3.5 million beginning in 1997.

  EXPANDING OPERATING COMPANY COORDINATION. The Company has historically managed its operating units on a stand-alone basis. Increasingly since the acquisition of Thomasville and the appointment of Mr. Holliman as President and Chief Executive Officer, the Company has concentrated on enhancing the coordination among its operating companies. As a result of this enhanced coordination, the Company has begun to achieve operating efficiencies and believes it has the opportunity to further improve operating efficiencies and results. These opportunities include (i) cost savings generated through volume purchasing; (ii) reductions in future capital expenditures through better utilization of existing capacity; (iii) complementary sales and marketing activities; (iv) joint international sourcing; and (v) shared operating experience and expertise. The Company has taken actions to capitalize on these opportunities by moving senior managers among operating companies to encourage coordination and, in several instances, by shifting manufacturing from one operating company to another to improve capacity utilization. In addition, by combining the purchases of various raw materials (such as foam, cartons, springs and fabric) and services of the operating companies, the Company has been able to realize cost savings.

THE FURNITURE INDUSTRY

  The domestic residential furniture industry had approximately $20 billion in shipments during 1996 according to the American Furniture Manufacturers Association (the "AFMA"). According to Furniture/Today, the industry is comprised of an estimated 600 manufacturers, of which the top 10 accounted for approximately 38% of industry sales, representing an increase from 23% in 1985. The residential furniture market consists of three principal product categories: wood, upholstery and metal. Of these categories, wood is the largest, representing approximately half of total industry sales, while upholstery represents approximately 40% of total industry sales and metal and other products account for the balance.

  The domestic residential furniture manufacturing industry in which the Company operates is affected by the residential furniture retail industry. The retail furniture industry had approximately $37.5 billion in total revenues in 1995, according to Furniture/Today. The industry has experienced significant consolidation in the past decade. For example, according to Furniture/Today, the top 10 furniture retailers in 1995 represented a 16% market share, versus 10% in 1985. Additionally, over the past twelve months, this consolidation of the retail furniture industry has continued, as evidenced by recently announced or completed mergers and acquisitions.

  The access to diverse distribution channels has become increasingly important over the past decade. Home centers, mass merchants, national chains and specialty stores have emerged as increasingly important distribution channels for residential furniture manufacturers. Management believes that these retailers require suppliers that offer broad product lines combined with substantial marketing and advertising resources. In addition, the direct display of products to the consumer has become more important to residential furniture manufacturers. As a result, the "gallery" concept and other dedicated distribution outlets have become increasingly important to manufacturers because they have provided them with dedicated retail space and have historically generated greater sales per square foot than other distribution outlets. Galleries are large display areas within independently-owned retail furniture locations which are committed to the products of a single manufacturer. A gallery generally takes up a significant portion of a retailer's floor space and has complete room settings and fully accessorized displays that help customers visualize their room. In return for featuring a manufacturer's merchandise, the retailer receives layout designs, cooperative promotions and other assistance from the manufacturer.

  The residential furniture industry is cyclical, fluctuating with the general economy. Periods of decline, however, have been brief, with annual industry shipments declining in only four of the past twenty-four years. The Company believes furniture sales are influenced by a number of macroeconomic factors including existing home sales, housing starts, consumer confidence, interest rates and demographic trends. Management believes favorable fundamental home building and demographic trends will continue to drive long-term growth in the furniture industry with AFMA expecting shipments to increase 5.9% in 1997.

  Management believes that demographic trends will continue to drive long-term growth in the furniture industry. In particular, as "baby boomers" (people born between 1946 and 1964) mature to the 35-64 year age group over the next decade, they will be reaching their highest earnings power. It is currently estimated that the 35-64 year age group will increase by approximately 11 million persons by the year 2000. According to Furniture/Today, such age group includes the largest consumers of residential furniture. Furthermore, statistics show that the average size of new homes has increased in recent years, which generally results in increased purchases of furniture per home. The Company believes that it is well positioned to capitalize on these demographic trends as a result of its broad range of product offerings and widely-recognized brand names.

PRODUCTS

  The Company manufactures and distributes (i) case goods, consisting of bedroom, dining room and living room furniture, (ii) occasional furniture, consisting of wood tables and accent items and free standing home entertainment centers and home office items, (iii) stationary upholstered products, consisting of sofas, loveseats, sectionals, chairs and (iv) recliners, motion furniture and sleep sofas. The Company's product strategy, which is enhanced by the acquisition of Thomasville, is to be the quality and style leader across a broad spectrum of price categories in the residential furniture industry from "premium" to "RTA" home furnishings. The Company believes that its products are well-positioned in terms of selection, quality and value within each of the major style categories in home furnishings including American Traditional/Country, 18th Century, European Traditional, Casual Contemporary and Oriental. The Company's positioning by price and product category are shown below.

  PRICING CATEGORY      CASE GOODS     OCCASIONAL  STATIONARY UPHOLSTERY MOTION/RECLINER
-------------------------------------------------------------------------------
  Premium            Thomasville       Thomasville      Thomasville
                     Lane                               Lane
----------------------------------------------------------------------------------------
  Best               Thomasville       Thomasville      Thomasville        Thomasville
                     Lane              Lane             Lane               Lane
                                                        Broyhill
----------------------------------------------------------------------------------------
  Better             Lane              Lane             Lane               Lane
                     Broyhill          Broyhill         Broyhill           Broyhill
----------------------------------------------------------------------------------------
  Good               Broyhill          Broyhill         Broyhill
----------------------------------------------------------------------------------------
  Promotional        Founders
----------------------------------------------------------------------------------------
  RTA                CreativeInteriors


 BROYHILL FURNITURE INDUSTRIES

  Broyhill produces collections of medium price bedroom, dining room, upholstered and occasional furniture aimed at middle-income consumers. Broyhill's wood furniture offerings consist primarily of bedroom, dining room and living room furniture, occasional tables, accent items, free-standing home entertainment centers and home office products. Upholstered products include sofas, sleep sofas, loveseats, sectionals, chairs and fully-reclining upholstery, all offered in a variety of fabrics and/or leathers. Broyhill's residential furniture divisions produce a wide range of furnishings in colonial, country, traditional and contemporary styles.

  The widely recognized Broyhill trademarks include Broyhill, Broyhill Premier and Highland House. The flagship Broyhill product line concentrates on bedroom, dining room, upholstered and occasional furniture designed for the "good" and "better" price categories. The Broyhill Premier product line enjoys an excellent reputation for classically styled, complete furniture collections in the "better" price category. Highland House also manufactures upholstered products in the "better" and "best" price category. In addition, management believes that the Broyhill Fontana collection has been the best selling furniture collection for the past three years, although there are no published industry figures available.

 THE LANE COMPANY

  Lane manufactures and markets a broad range of high quality furniture targeting the "better," "best" and "premium" price categories. Lane targets niche markets with its seven operating divisions, which participate in such segments of the residential furniture market as 19th century reproductions, motion furniture, wicker and rattan, cedar chests and finely tailored upholstered furniture. Using its recently installed, state-of-the-art finishing system, Lane produces quality high sheen and enhanced grain finishes.

  The Company believes that the Lane Division of Lane is the leading manufacturer of cedar chests in the United States, although there are no published industry figures available. It also manufactures and sells occasional living room tables, bedroom and dining room furniture, wall systems, desks, console tables and mirrors and other occasional wood pieces. The Lane Division has teamed up with widely recognized designers such as Raymond Waite, Mark Hampton, Blake Tovin and Sandra Nunnerley. Lane has introduced two new collections, a new Mark Hampton Collection and the Hearst Castle Collection. The Lane Division furniture is sold in the "better" and "best" price categories.

  Action Industries, a subsidiary of Lane, manufactures and markets reclining chairs and motion furniture in the "good," "better" and "best" price categories under the Action by Lane brand name. Motion furniture consists of sofas and loveseats with recliner-style moving parts and comfort features, wall saver recliners, pad-over chaise recliners, high-leg recliners, sleep sofas and motion sectionals. Lane's Royal Development Company designs and manufactures the mechanisms used in Action Industries' reclining furniture products.

  The Hickory Chair division manufactures and markets traditional styles of upholstered furniture, dining room chairs and occasional tables in the "best" and "premium" price categories. The Hickory Chair division has been crafting fine reproductions of 18th century furniture for over 80 years. For example, Hickory Chair offers the James River collection, which features reproductions of fine furnishings from Virginia plantations, and more recently the new Mount Vernon collection, which features reproductions from George Washington's home.

  The Pearson division has been manufacturing and selling contemporary and traditional styles of finely tailored upholstered furniture including sofas, love seats, chairs and ottomans for over 50 years. Pearson manufactures the Viceroy collection, which features fine furnishings from the award winning designer Victoria Moreland. Pearson furniture sells in the "premium" price category and is distributed to high end furniture stores and interior designers.

  The Lane Upholstery division includes two product lines, one of which is composed of contemporary and modern upholstered furniture and metal and glass occasional and dining tables, and the other of which is composed of traditional and contemporary upholstered furniture, primarily sofas, love seats, chairs and ottomans.

  The Venture Furniture division manufactures and markets moderately priced wicker, rattan and bamboo upholstered furniture, tables, occasional wood pieces and other home furnishings accessories. The division manufactures a line of outdoor and patio furniture featuring fast drying upholstered cushions under the name WeatherMaster, which has developed significant consumer acceptance.

  Hickory Business Furniture manufactures and sells a line of office furniture, including chairs, tables, conference tables, desks and credenzas, in the upper-medium price range.

 THOMASVILLE FURNITURE INDUSTRIES

  Thomasville manufactures and markets wood furniture, upholstered products and RTA/promotional furniture. Thomasville markets its products primarily under the Thomasville brand name. Management believes Thomasville products contain special design elements which embody the famous "Thomasville Look." In wood furniture, these elements include special details, high sheen finishes, original design hardware, hand selected veneers and fancy face veneer patterns and decorative carvings that are made possible by the unique manufacturing techniques that have been developed by Thomasville and the skills of its experienced employees. In upholstery, these elements include a wide range of frames, fabrics and leathers combined with fringes, cords, pillows, exposed frame finishes and seating options.

  Management believes that Thomasville's wood products are well positioned in terms of selection, quality and value within each of the major style categories in home furnishings. In 1997, Thomasville has introduced a major new collection called River Roads, which will begin shipment in 1997. Additionally, Collector's Cherry and the Mahogany Collection have consistently been among the most successful collections in the industry.

  Thomasville offers an assortment of upholstery under one brand name that targets the "best" and "premium" price categories. Upholstery is primarily marketed in three major styles: Traditional, American Traditional/Country and Casual Contemporary. Upholstery style is determined by both frame style and fabric or leather selection. Thomasville's frame assortment allows the consumer to select from over 90 different styles within the general style categories, and as much as 45% of the Thomasville fabric offering changes in a 12 month period, insuring that the latest styles are available.

  Thomasville's RTA/Promotional division offers assembled bedroom sets, bookcases and home entertainment centers as well as RTA furniture consisting of home entertainment centers, audio cabinets, television/VCR carts, room dividers, bookcases, bedroom and kitchen/utility furniture, microwave carts, computer desks and storage armoires. These lines are produced in highly automated facilities. Thomasville's RTA/Promotional division markets products under the CreativeInteriors and Founders brand names (previously having used Armstrong) to a variety of retailers for sale to consumer end-users and certain contract customers.

DISTRIBUTION

  The Company's strategy of targeting diverse distribution channels such as furniture centers, independent dealers, national and local chain stores, department stores, specialty stores and decorator showrooms is supported by dedicated sales forces covering each of these distribution channels. The Company is also exploring opportunities to expand international sales and to distribute through non-traditional channels such as electronic retailers, wholesale clubs, catalog retailers and television home shopping.

  The Company's breadth of product and national scope of distribution enable it to service effectively national retailers such as J.C. Penney, Sears, Levitz and Heilig-Meyers and key regional retailers such as Breuner's, Haverty's and Roberds. These large retailers are commanding an increasing presence in the consolidating furniture retailing industry and management believes that the Company, by virtue of its size, is better positioned than its competitors to meet their needs. Additionally, the consolidation of the retail furniture industry has made access to distribution channels an important competitive advantage for manufacturers. The Company has developed dedicated distribution channels by expanding its gallery program and the network of independently-owned dedicated retail locations, such as Thomasville Home Furnishings stores. The Company distributes its products through a diverse network of independently-owned retail locations, which includes 82 free-standing stores, 878 galleries and 415 furniture centers. Since the beginning of 1996, the number of dedicated galleries, furniture centers and stores has increased from 1,265 to 1,375. Furthermore, the Company intends to expand its current network of 82 free-standing Thomasville Home Furnishings stores by approximately 25 by the end of 1997.

  Broyhill, Lane and Thomasville have all developed gallery programs with dedicated dealers displaying furniture in complete room ensembles. These retailers employ a consistent showcase gallery concept wherein products are displayed in complete and fully accessorized room settings instead of as individual pieces. This presentation format encourages consumers to purchase an entire room of furniture instead of individual pieces from different manufacturers. As a result, galleries tend to have higher sales per square foot as well as faster inventory turns than non-gallery locations. According to Furniture/Today, the median sales per square foot of galleries exceeds that of non-galleries by 27%. The Company recognizes the importance of the gallery network to its long-term success, and has developed and maintains close relationships with its dealers. The Company offers substantial services to retailers to support their marketing efforts, including coordinated national advertising, merchandising and display programs and extensive dealer training.

  The Thomasville Home Furnishings stores are free-standing retail locations that exclusively feature Thomasville furniture. The Company believes distributing its products through dedicated free-standing stores strengthens brand awareness, provides well-informed and focused sales personnel and encourages the purchase of multiple items per visit. Management is currently evaluating similar opportunities to market Lane and Broyhill products.

  Showrooms for the national furniture market are located in High Point, North Carolina and for regional markets in Dallas, Texas, Atlanta, Georgia, Chicago, Illinois, and San Francisco, California.

 BROYHILL FURNITURE INDUSTRIES

  One of Broyhill's principal distribution channels is the Broyhill Showcase Gallery Program. This program, developed over the past twelve years, involves more than 334 participating dealer locations in the United States and eleven galleries in foreign countries. Each dealer in the Broyhill Showcase Gallery Program owns the gallery and the Broyhill furniture inventory. The program incorporates a core merchandise program, advertising material support, in-store merchandising events and educational opportunities for the retail store sales and management personnel. The average Broyhill Showcase Gallery consists of 7,500 square feet of display space within a 30,000 square foot store. Furniture is displayed in complete and fully accessorized room settings instead of as individual pieces.

  For the retailer that is currently not a participant in the gallery program, Broyhill offers the Independent Dealer Program. This concept, initiated in 1987, is designed to strengthen Broyhill's relationship with these retailers by assisting them in overcoming some of the significant difficulties in running an independent furniture business. Participating retailers in the Independent Dealer Program commit to a minimum pre-selected lineup of Broyhill merchandise and, in return, receive a detailed, step-by-step, year-round advertising and merchandising plan. The program includes three major sales events per year, monthly promotional themes and professionally prepared advertising and promotional materials at nominal cost in order to help increase consumer recognition on the local level. As part of the Independent Dealer Program, Broyhill offers the Broyhill Furniture Center Program for retailers that have committed at least 2,500 square feet exclusively to Broyhill products arranged in fully-accessorized room settings. The Company seeks to develop relationships with these Broyhill Furniture Center retailers, which may eventually become participants in the Broyhill Showcase Gallery Program. This program includes all of the benefits of the Independent Dealer Program, plus additional marketing, designing and advertising assistance.

 THE LANE COMPANY

  Lane distributes its products nationally through a well established network of more than 16,000 retail locations. A diverse distribution network is utilized in keeping with Lane's strategy of supplying customers with highly specialized products in selected niche markets. This distribution network primarily consists of independent furniture stores, regional chains such as Haverty's and Art Van, and department store companies such as J.C. Penney, Sears, May Department Stores, Federated Department Stores and Dillard Department Stores. Lane has established specialty galleries with 294 participating dealers. This includes 213 Comfort Showcase Galleries established by Action Industries since October 1995 in connection with a newly created gallery program. Action Industries anticipates that it will continue to expand significantly its Comfort Showcase Gallery program. The Action Industries' galleries average approximately 4,200 square feet of retail space specifically dedicated to the display, promotion and sale of Action Industries' products. Lane's other gallery programs call for the display of Lane wood and upholstered furniture in settings that range from less than 3,000 to approximately 5,000 square feet.

 THOMASVILLE FURNITURE INDUSTRIES

  Thomasville products are offered at approximately 635 independently-owned retail locations, including 239 Thomasville Galleries, 82 Thomasville Home Furnishings stores and approximately 310 authorized Thomasville dealers. The foregoing figures reflect a review and reclassification by Thomasville of its distribution network that became effective on July 1, 1996. The Thomasville Gallery concept was initiated in 1983. Thomasville Galleries have an average 7,500 square feet of retail space specifically dedicated to the display, promotion and sale of Thomasville products. Management believes that the gallery concept results in increased sales of Thomasville products by encouraging the consumer to purchase a complete collection as opposed to individual pieces from different manufacturers. The first Thomasville Home Furnishings store opened in 1988. The typical Thomasville Home Furnishings store is a 15,000 square foot independently-owned store offering a broad range of Thomasville products, presented in a home-like setting by specially trained salespersons. Thomasville's management believes that the gallery and dedicated store programs have helped create one of the most efficient distribution systems in the industry.

  Thomasville's RTA/Promotional division sells promotional and RTA furniture to a variety of retailers for sale to consumer end-users and certain contract customers. Promotional furniture is sold to retail chains such as Wal-Mart and Levitz, as well as independent furniture stores. Promotional furniture is also sold in the hospitality and health care markets of Thomasville's contract business. RTA customers include national chains such as Wal-Mart and Ames, catalog showrooms, discount mass merchandisers, warehouse clubs and home furnishings retailers.

MARKETING AND ADVERTISING

  The Company continues to strengthen its valuable brand names through ongoing investment in innovative consumer advertising. The Company is one of the largest advertisers in the residential furniture industry. Advertising is used to increase consumer awareness of its brand names and is targeted to specific customer segments through leading shelter magazines and popular magazines such as Sports Illustrated, People, Reader's Digest, Good Housekeeping and Better Homes and Gardens. Each operating company uses focused advertising in major markets to create buying urgency around specific sale and location information, enabling retailers to be listed jointly in advertisements for maximum advertising efficiency and shared costs. The Company seeks to increase consumer buying and strengthen relationships with retailers through cooperative advertising and selective promotional programs. The Company focuses its marketing efforts on prime potential customers utilizing information from databases and from callers to each operating company's toll-free telephone number. Each of the operating companies also advertises selectively on television in conjunction with dealers, and Action Industries and Thomasville also use television advertising independently.

 BROYHILL FURNITURE INDUSTRIES

  Broyhill's advertising programs focus on translating its strong consumer awareness into increased sales. According to the recent consumer survey conducted for the Company by America's Research Group, Broyhill was rated the number one brand in the industry in terms of brand awareness. In addition, a survey of readers by Better Homes and Gardens found that 92.5% of people recognized the name in an aided name recognition test, and a recent survey conducted by Intersearch Corporation for Thomasville found that when consumers were asked to name a furniture brand, Broyhill had the highest unaided name recognition of any residential furniture manufacturer (36.1% of the people in the survey named Broyhill as a furniture brand). In aided name recognition tests, consumers are given a list of furniture brand names and are asked to identify the names listed which they recognize. In an unaided name recognition test, consumers are not provided with a list of names from which to choose and are asked to name brands with which they are familiar.

  Broyhill's current marketing strategy features a national print advertising program in addition to traditional promotional programs such as furniture "giveaways" on television game shows and dealer-based promotions such as product mailings and brochures. The national print advertising program, which consists of multi-page lay/outs, is designed to appeal to the consumer's desire for decorating assistance and increased confidence in making the decision to purchase a big ticket product such as furniture. These advertisements are run in publications such as Good Housekeeping, Better Homes and Gardens, Country Living and HOME magazine, which appeal to Broyhill's customer base. Game show promotions, a long-standing Broyhill tradition, include popular programs such as Wheel of Fortune and The Price is Right. An extensive public relations campaign also exposes Broyhill products in leading magazine and newspaper editorial features. In addition, Broyhill began a regional television advertising program in 1997.

 THE LANE COMPANY

  Management believes that Lane was the first residential furniture manufacturer to institute a national advertising campaign, although the Company is not aware of any records documenting this fact. Lane became a well-known brand name through Lane's initial use in the 1920s of creative advertising to promote its cedar chests. Since then, Lane has continued to use advertising programs to generate consumer awareness of the Lane brand name. Through Lane's in-house advertising agency, recent programs have been developed for print campaigns in national publications such as Country Home, Country Living, House Beautiful and Architectural Digest. Additionally, Action Industries is engaged in national and regional television advertising.

  The Lane Keepsake program has made the Lane cedar chest one of the best-known furniture products in the industry and contributes to the high level of consumer recognition. The program enables the 1,100 participating dealers to establish early personal contact with a large number of women who are about to enter the bridal market as potential buyers of home furnishings. Information regarding a graduation gift of a miniature Lane cedar chest, available at the local participating furniture store, is sent to the parents of graduating high school women. This Keepsake program is believed to be instrumental in building consumer recognition and promoting the Lane brand name.

  Lane markets its products through the use of well-known designers and affiliation with institutions. For example, Lane has teamed up with widely recognized designers such as Raymond Waite, Mark Hampton, Blake Tovin and Sandra Nunnerley.

  In 1996, Action Industries increased its advertising expenditures significantly and emphasized the use of fully integrated advertising programs. These campaigns are aimed at the promotion of selected products at coordinated times through all the various advertising channels employed by Action Industries, including shelter magazines, popular magazines and television.

 THOMASVILLE FURNITURE INDUSTRIES

  According to a recent consumer survey conducted by America's Research Group, Thomasville is consistently rated the "highest quality" residential furniture brand. Management seeks to enhance this brand identification through advertising programs. Thomasville's current campaign, featured in household magazines and periodic television commercials, emphasizes single dramatic, high quality wood and upholstery pieces to support the emphasis on higher quality. Thomasville invests in image advertising by placing advertisements in up-front positions in national household magazines, such as Better Homes and Gardens, Good Housekeeping and House Beautiful. Thomasville also utilizes focused advertising in major markets to create buying urgency around specific sale and location information, enabling retailers to be listed jointly in advertisements for maximum advertising efficiency and shared costs.

  To reach additional customers, Thomasville uses promotional discounts and dealer cooperative advertising support. Thomasville has two major retailer promotions, the Winter and Summer Thomasville Sales, which coincide with traditional industry sale periods and are supported by eight page color circulars. Typically, three to four million 32- to 36-page "magalogs" are mailed by retailers during these periods to draw customers to Thomasville Galleries and Thomasville Home Furnishings stores.

MANUFACTURING

  Management believes that the Company is one of the world's most advanced producers of furniture products and a leader in automated manufacturing, although there are no published industry figures available. The Company has sophisticated and computerized manufacturing facilities that are run by a well-trained, non-union work force. Management believes that the Company is one of the lowest cost producers in the furniture industry. In addition to cost efficiency, the high degree of automation results in substantial additional capacity, which can be accessed by implementing selected departmental second and third shifts. Management believes that the Company is well positioned to respond to an increase in demand for furniture products. As a result of the availability of some excess capacity in Lane and Thomasville manufacturing facilities, management believes that it will be able to meet its manufacturing requirements over the next several years without the necessity of making significant additional capital expenditures to expand capacity.

  Broyhill operates 18 finished case goods and upholstery production and warehouse facilities totaling over 5.0 million square feet of manufacturing and warehouse space. All finished goods plants are located in North Carolina. Broyhill pioneered the use of mass production techniques in the furniture industry and continues to be a leader in this area by utilizing longer production runs to achieve economies of scale. Short set-up times and long production runs have allowed for a reduction of both manufacturing cost and overhead over the last five years. In 1996, Broyhill began full production in a new, state-of-the-art particleboard manufacturing facility that provides a captive, cost-effective source of high quality particleboard, a primary material used in the Company's products. In 1996, Broyhill added a new upholstery manufacturing facility with approximately $25.0 million of annual production capacity.

  Lane operates 15 finished case goods and upholstery production and warehouse facilities in Virginia, North Carolina and Mississippi. Since the late 1980s, significant capital expenditures have been made to acquire technologically advanced manufacturing equipment which has increased factory productivity. In 1993, Lane's Action Industries subsidiary completed a new 396,000 square foot plant, located in Mississippi, which manufactures motion furniture as well as a new sleep sofa product line. This facility added approximately $100 million of annual production capacity. Lane recently installed a state-of-the-art flat-line finishing system that produces quality high sheen and enhanced grain finishes.

  Thomasville manufactures or assembles its products at 15 finished case goods and upholstery production and warehouse facilities located in North Carolina, Virginia, Tennessee and Mississippi, close to sources of raw materials and skilled craftsmen. Each plant is specialized, manufacturing limited product categories, allowing longer, more efficient production runs and economies of scale. During recent years, Thomasville has focused on reducing manufacturing costs by closing less efficient plants, reducing labor costs and establishing process improvement programs.

  The manufacturing process for Thomasville's RTA/promotional product line is highly automated. Large fiberboard and particleboard sheets are machine-finished in long production runs, then stored and held for assembly using highly automated assembly lines. Completed goods are stored in an automated warehouse to provide quicker delivery to customers. All plant operations use automated manufacturing processes and inventory management systems. Ninety percent of Thomasville's RTA/promotional products are shipped within 14 days of production.

RAW MATERIALS AND SUPPLIERS

  The raw materials used by the Company in manufacturing its products are lumber, veneers, plywood, fiberboard, particleboard, paper, hardware, adhesives, finishing materials, glass, mirrored glass, fabrics, leathers and upholstered filling material (such as synthetic fibers, foam padding and polyurethane cushioning). The various types of wood used in the Company's products include cherry, oak, maple, pine and pecan, which are purchased domestically, and mahogany, which is purchased abroad. Fabrics, leathers and other raw materials are purchased both domestically and abroad. Management believes that its supply sources for those materials are adequate.

  The Company has no long-term supply contracts and has experienced no significant problems in supplying its operations. Although the Company has strategically selected suppliers of raw materials, the Company believes that there are a number of other sources available, contributing to its ability to obtain competitive pricing for raw materials. Raw materials prices fluctuate over time depending upon factors such as supply, demand and weather. Increases in prices may have a short-term impact on the Company's margins for its products.

  The majority of supplies for RTA and promotional products is purchased domestically, although paper and certain hardware is purchased abroad. Management believes, however, that its proximity to and relationships with suppliers are advantageous for the sourcing of such materials. In addition, by combining the purchase of various raw materials (such as foam, cartons, springs and fabric) and services, Lane and Broyhill have been able to realize cost savings. Management believes that the Company's position as the largest residential furniture manufacturer in the United States, based on domestic revenues (excluding estimated revenues of competitors from fabrics and decorative accessories), will create opportunities for additional cost savings.

ENVIRONMENTAL MATTERS

  The Company is subject to a wide-range of federal, state and local laws and regulations relating to protection of the environment, worker health and safety and the emission, discharge, storage, treatment and disposal of hazardous materials. These laws include the Clean Air Act of 1970, as amended, the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act and the Comprehensive Environmental, Response, Compensation and Liability Act ("Superfund"). Certain of the Company's operations use glues and coating materials that contain chemicals that are considered hazardous under various environmental laws. Accordingly, management closely monitors the Company's environmental performance at all of its facilities. Management believes that the Company is in substantial compliance with all environmental laws.

  Under the provisions of the Clean Air Act Amendments of 1990 (the "CAA"), in December 1995, the Environmental Protection Agency (the "EPA") promulgated air emission standards for the wood furniture industry. These regulations, known as National Emission Standards for Hazardous Air Pollutants ("NESHAPs"), govern the levels of emission of certain designated chemicals into the air and will require that the Company reduce emissions of certain volatile organic compounds ("VOCs") by November 1997. Management is investigating and evaluating techniques to meet these standards at all facilities to which the NESHAPs standards will apply. While the Company may be required to make capital investments at some of its facilities to ensure compliance, the Company believes that it will meet all applicable requirements in a timely fashion and that the amount of money required to meet the NESHAPs requirements will not materially affect its financial condition or its results of operations.

  The Company has been identified as a potentially responsible party ("PRP") at a number of Superfund sites. The Company believes that its liability with respect to most of the sites is de minimis, and the Company is entitled to indemnification by others with respect to liability at certain sites. The Company also accrued a reserve for such environmental liabilities in connection with the acquisition of Thomasville. Management believes that any liability as a PRP with regard to the Superfund sites will not have a material adverse effect on the financial condition or results of operations of the Company.

COMPETITION

  The furniture manufacturing industry is highly competitive. The Company's products compete with products made by a number of furniture manufacturers, including Lifestyle Furnishings International, Ltd. (formerly the home furnishings group of Masco Corporation), La-Z-Boy, Inc., Ladd Furniture, Inc., Bassett Furniture Industries, Inc., and Ethan Allen Interiors, as well as approximately 600 smaller producers. The elements of competition include pricing, styling, quality and marketing.

EMPLOYEES

  As of March 31, 1997, the Company employed approximately 20,900 people. None of the Company's employees is represented by a union.

BACKLOG

  The combined backlog of the Company's operating companies as of March 31, 1997 aggregated approximately $177.9 million, compared to approximately $187.6 million as of March 31, 1996. The modest decline in backlog was due to the strong shipping activity in the quarter ended March 31, 1997, as well as a concerted effort to reduce lead times to improve customer service.

                                  MANAGEMENT

  The executive officers and directors of the Company are as follows:

          NAME           AGE               POSITION AND PRINCIPAL OCCUPATION
          ----           ---               ---------------------------------
Richard B. Loynd........  69 Chairman of the Board of the Company
Wilbert G. Holliman,      59 President, Chief Executive Officer and Director of the
 Jr.....................      Company
Brent B. Kincaid........  66 President and Chief Executive Officer of Broyhill
K. Scott Tyler, Jr......  57 President and Chief Executive Officer of Lane
John T. Foy.............  49 President and Chief Executive Officer of Action Industries
Frederick B. Starr......  63 President and Chief Executive Officer of Thomasville
David P. Howard.........  46 Vice-President, Chief Financial Officer and Treasurer of the
                              Company
Lynn Chipperfield.......  45 Vice-President, General Counsel and Secretary of the Company
Steven W. Alstadt.......  43 Controller and Chief Accounting Officer of the Company
Leon D. Black...........  45 Director of the Company; Officer and director of Apollo
                              Capital Management, Inc. and Lion Capital Management, Inc.
Michael S. Gross........  35 Director of the Company; Officer of Apollo Capital
                              Management, Inc. and Lion Capital Management, Inc.
John J. Hannan..........  44 Director of the Company; Officer and director of Apollo
                              Capital Management, Inc. and Lion Capital Management, Inc.
Joshua J. Harris........  32 Director of the Company; Officer of Apollo Capital
                              Management, Inc. and Lion Capital Management, Inc.
Bruce A. Karsh..........  41 Director of the Company; President of Oaktree Capital
                              Management, LLC
John H. Kissick.........  55 Director of the Company; Officer of Lion Capital Management,
                              Inc. and advisor to Apollo Capital Management, Inc.
Donald E. Lasater.......  71 Director of the Company; Retired, formerly Chairman and Chief
                              Executive Officer of Mercantile Bancorporation, Inc.
Lee M. Liberman.........  75 Director of the Company; Retired, formerly Chairman and Chief
                              Executive Officer of Laclede Gas Company
Marc J. Rowan...........  34 Director of the Company; Officer of Apollo Capital
                              Management, Inc. and Lion Capital Management, Inc.
John J. Ryan III........  69 Director of the Company; Director of Artemis S.A. and
                              Financiere Pinault S.A.
Michael D. Weiner.......  44 Director of the Company; Officer of Apollo Capital
                              Management, Inc. and Lion Capital Management, Inc.

  Apollo Capital Management, Inc. ("Apollo Capital") and Lion Capital Management, Inc. ("Lion Capital") are affiliates of Apollo and Lion, which together beneficially own approximately 37.6% of the outstanding Common Stock of the Company. See "Selling Stockholders and Company Repurchase" below. Apollo Capital and Lion Capital are the general partners of Apollo Advisors, L.P. ("Apollo Advisors") and Lion, respectively. Apollo Advisors is the managing general partner of Apollo, AIF II, L.P. and, together with an affiliate, Apollo Investment Fund III, L.P., each a private securities investment fund. Lion acts as financial advisor to and representative of certain institutional investors with respect to securities investments. After the Offerings and the Company Repurchase, Messrs. Black, Gross, Hannan, Harris, Kissick, Rowan, Ryan and Weiner will resign from the Board of Directors. Although no persons have been nominated to replace these directors, the Board of Directors intends to appoint four directors to fill board positions left vacant upon the resignation of the foregoing directors.

  MR. LOYND was the President and Chief Executive Officer of the Company until he was succeeded by Mr. Holliman on October 1, 1996. Mr. Loynd was originally elected Vice-President and member of the Board of Directors of the Company in 1987. He was named President of the Company in March 1989 and became Chief Executive Officer in November 1989 and Chairman of the Board in June 1990. Previously, Mr. Loynd was Chairman of the Board of Converse Inc. from 1982 to 1989. He is a director of Emerson Electric Co., Converse Inc. and Florsheim Group Inc.

  MR. HOLLIMAN became President and Chief Executive Officer of the Company on October 1, 1996. Previously, Mr. Holliman was employed by Action Industries for more than 25 years, having been one of the founders of that company in 1970. He was Executive Vice President of Action Industries until January 1989, when he became President and Chief Operating Officer. Mr. Holliman subsequently became President and Chief Executive Officer commencing in 1993.

  MR. KINCAID has served as President and Chief Executive Officer of Broyhill since 1992. Previously, Mr. Kincaid held several positions within Broyhill, including Executive Vice President (1991 to 1992), Vice President--Operations (1987 to 1991) and Vice President--Purchasing (1982 to 1987).

  MR. TYLER has served as Chief Executive Officer of Lane since 1991 and President of Lane since 1989. From 1987 to 1989, Mr. Tyler served as President of the Lane Division, and has been a Vice President of Lane since 1986.

  MR. FOY was named President and Chief Executive Officer of Action in 1996. Mr. Foy was previously Executive Vice President for Sales and Marketing and has been with Action for eleven years.

  MR. STARR was named President and Chief Executive Officer of Thomasville in 1982. From 1977 to 1982, Mr. Starr served as Senior Vice President and General Sales Manager of Thomasville.

  MR. HOWARD joined the Company in July 1984 as Director of Internal Audit. He was promoted to Controller in March 1990, elected Vice-President in April 1991, appointed Chief Financial Officer in July 1994 and elected Treasurer in May 1996.

  MR. CHIPPERFIELD has served as General Counsel of the Company since January 1993, and as Vice-President and Secretary of the Company since January 1996. From 1986 to 1993, Mr. Chipperfield served as Assistant General Counsel of the Company.

  MR. ALSTADT joined the Company in June 1979 as a member of the Internal Audit Department. He was named Manager, Financial Reporting and Analysis in 1990 and was elected Controller and appointed Chief Accounting Officer in 1994.

                             CERTAIN TRANSACTIONS

  The Company is party to a consulting agreement (the "Consulting Agreement") with Apollo Advisors, L.P., an affiliate of the Selling Stockholders, pursuant to which Apollo Advisors, L.P. provides corporate advisory, financial and other consulting services to the Company. Fees under the Consulting Agreement are payable at an annual rate of $500,000, plus out-of-pocket expenses. The Consulting Agreement is for a term currently expiring on December 31, 1997 and is automatically renewable for successive one-year terms unless terminated by independent members of the Board of Directors. The Consulting Agreement will terminate upon consummation of the Offerings. Apollo and Lion will continue to have registration rights with respect to shares of Common Stock which will be owned by them after the Offerings until such time as the shares can be sold without restrictions. The Company is also a party to a Stock Purchase and Secondary Offering Agreement with the Selling Stockholders (the "Stock Purchase and Secondary Offering Agreement"). See "Selling Stockholders and Company Repurchase."

                  SELLING STOCKHOLDERS AND COMPANY REPURCHASE

  This Prospectus relates to 11,000,000 shares of Common Stock which are being offered by the Selling Stockholders. This Prospectus also relates to an additional 1,100,000 shares of Common Stock which may be offered by the Selling Stockholders solely to cover over-allotments. One-half of the shares being offered hereby will be sold by Apollo and one-half will be sold by Lion.

  The Company has entered into the Stock Purchase and Secondary Offering Agreement pursuant to which the Company has agreed to repurchase (i) an aggregate of 10,842,299 shares of its Common Stock and (ii) warrants to purchase 290,821 shares of Common Stock from the Selling Stockholders concurrently with the consummation of the Offerings. The purchase price for the 10,842,299 shares of Common Stock will be $15.50 per share, and the purchase price for the warrants will be $8.37 per warrant (representing $15.50 per share less the $7.13 per share warrant exercise price). The Company intends to finance the Company Repurchase through the New Term Loan. Upon consummation of the Offerings and the Company Repurchase, assuming that the Underwriters exercise their over-allotment option in full, the Selling Stockholders will not own any shares of the Company. If, however, the Underwriters do not exercise all or a portion of their over-allotment option, the Selling Stockholders will beneficially own up to an aggregate of 1,100,000 shares of Common Stock after the Offerings. The consummation of each of (i) the Offerings and (ii) the Company Repurchase is contingent upon the consummation of the other and the closing of the New Term Loan. The Selling Stockholders have the right to terminate the Company Repurchase under certain circumstances, including if the anticipated purchase price of the Offerings is unacceptable or if the closing of the Company Repurchase has not occurred by August 30, 1997. Pursuant to the Stock Purchase and Secondary Offering Agreement, neither the Selling Stockholders nor any of their affiliates may, at any time prior to May 27, 1999, (i) directly or indirectly acquire or agree to acquire ownership of the Company's securities,
(ii) sell or otherwise transfer any shares of the Company's Common Stock,
(iii) solicit proxies to vote, participate in any election contest or solicit the approval of any stockholder proposal, (iv) join in a voting group regarding the Company's securities, (v) deposit its Company securities in a voting trust or similar arrangement or (vi) seek to influence or control the Company.

  Pursuant to a Registration Rights Agreement dated August 3, 1992, the Company has agreed to pay the expenses of the Offerings incurred by the Company (other than underwriting discounts and commissions). The Selling Stockholders and the Company have each agreed to indemnify the other against certain liabilities which may arise from the Offerings.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value. The Common Stock has a stated value of $1.00 per share.

  As of March 31, 1997 there were 61,467,066 shares of Common Stock outstanding held of record by approximately 3,000 persons, 3,840,557 shares of Common Stock reserved for issuance upon the exercise of outstanding stock options having an average exercise price of $6.72 per share and 1,677,415 shares of Common Stock reserved for issuance upon the exercise of outstanding warrants at an exercise price of $7.13 per share. All of the outstanding shares of Common Stock, including the shares of Common Stock to be sold in the Offerings by the Selling Stockholders, are fully paid and non-assessable. No shares of Preferred Stock have been issued by the Company, and the Company has no current plans to issue any Preferred Stock.

COMMON STOCK

  Holders of shares of the Company's Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and are not entitled to cumulate votes for the election of directors. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of shares of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. Shares of Common Stock have no preemptive, conversion or other subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock.

PREFERRED STOCK

  The Restated Certificate of Incorporation of the Company provides that the Company may issue up to 10,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions, including the dividend, conversion, voting, redemption (including sinking fund provisions), and other rights, liquidation preferences, and the number of shares constituting any series and the designations of such series, without any further vote or action by the stockholders of the Company. Because the terms of the Preferred Stock may be fixed by the Board of Directors of the Company without stockholder action, the Preferred Stock could be issued quickly with terms calculated to defeat a proposed takeover of the Company, or to make the removal of management of the Company more difficult. Under certain circumstances this could have the effect of decreasing the market price of the Common Stock. Management of the Company is not aware of any such threatened transaction to obtain control of the Company.

CERTAIN RESTATED CERTIFICATE OF INCORPORATION AND BY-LAW PROVISIONS

  TRANSACTIONS WITH SUBSTANTIAL STOCKHOLDERS. The Restated Certificate of Incorporation of the Company contains provisions limiting the ability of any person who is the beneficial owner of more than 10% of the outstanding voting stock of the Company (a "Substantial Stockholder") to effect certain transactions involving the Company unless approved by a majority of the Disinterested Directors of the Company (as defined in the Restated Certificate of Incorporation). If there are no Disinterested Directors, the transaction must be approved by the holders of a majority of the shares voting on such transaction of which the Substantial Stockholder is not a beneficial owner. Approval will also be required by the holders of a majority of the shares voting on such transaction not owned by the Substantial Stockholder, if the transaction is required to be approved by stockholders under applicable law (provided that such stockholder approval requirement will not be required if the Substantial Stockholder is the record owner of at least 90% of the outstanding Common Stock).

  Transactions covered by these provisions include (a) the merger or consolidation of the Company with a Substantial Stockholder, (b) the sale, exchange, mortgage, pledge, lease or transfer of assets to a Substantial Stockholder, (c) the issuance or transfer by the Company of any securities or other property to a Substantial Stockholder, (d) the reclassification of securities of the Company or the recapitalization or merger of the Company with any of its subsidiaries if the transaction would, directly or indirectly, increase the proportionate share of any class of equity or convertible securities of the Company or a subsidiary owned by a Substantial Stockholder, or (e) any other transaction with a Substantial Stockholder, including without limitation payment of compensation and management fees (but not including customary directors' fees and expense reimbursements). Covered transactions will not, however, include (1) bona fide loans by the Substantial Stockholder not exceeding $10.0 million in any 12-month period, (2) participation by the Substantial Stockholder in bona fide offerings of equity, convertible or equity-related securities by the Company to the extent required to allow the Substantial Stockholder to avoid dilution of its percentage interest in the Common Stock, (3) repurchases of securities either pursuant to certain open market transactions or on terms identical to those being offered to all other holders of the same securities, (4) the preparation and filing of registration statements with respect to securities received by any Substantial Stockholder pursuant to the Plan of Reorganization and the payment of reasonable expenses associated therewith, and (5) other immaterial transactions in the ordinary course of business.

  REPURCHASE OF STOCK. The Restated Certificate of Incorporation of the Company provides that, except under certain circumstances, the Company may not repurchase its stock at a price greater than the Market Price (as defined in the Company's Restated Certificate of Incorporation) or for consideration other than cash from a 5% or more stockholder who has held such shares for less than two years, unless the repurchase is authorized by a majority of all shares entitled to vote generally in the election of directors, excluding the shares held by such stockholder.

  NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS. The Company's Restated Certificate of Incorporation and By-Laws provide that stockholder action can be taken only at an annual or special meeting of stockholders, and prohibit stockholder action by written consent in lieu of a meeting. The Company's Restated Certificate of Incorporation and By-Laws provide that special meetings of stockholders can only by called (i) pursuant to a resolution adopted by a majority of the entire Board of Directors or (ii) upon the request of stockholders holding 20% or more the Company's voting stock outstanding at that time. Any call for a special meeting of stockholders must specify the matters to be acted upon at such a meeting and only those specified matters may be acted upon at such special meeting.

  SUPERMAJORITY VOTE REQUIREMENTS. The Company's Restated Certificate of Incorporation contains provisions requiring the affirmative vote of the holders of at least a majority of all shares voting, excluding the shares owned by a Substantial Stockholder, to approve an Affiliate Transaction (as defined in the Company's Restated Certificate of Incorporation) and requiring the affirmative vote of the holders of at least a majority of all shares entitled to vote generally in the election of directors, excluding the shares owned by an Interested Stockholder (as defined in the Company's Restated Certificate of Incorporation), to approve a Stock Repurchase (as defined in the Company's Restated Certificate of Incorporation) from an Interested Stockholder.

  The Company's Restated Certificate of Incorporation contains provisions requiring the affirmative vote of the holders of at least 75% of all shares entitled to vote generally in the election of directors and, in addition, the affirmative votes of the holders of at least 50% of the shares voting, excluding the shares owned by a Substantial Stockholder, to alter, amend, repeal or adopt provisions inconsistent with present provisions providing for action by stockholders only during duly called annual or special meetings and not by consent, the calling of special meeting of stockholders, defining the phrase "Substantial Stockholder" and approving Affiliate Transactions.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is The Bank of New
York.

            CERTAIN U.S. TAX CONSEQUENCES TO NON-U.S. STOCKHOLDERS

  The following is a general discussion of the material Federal income and estate tax consequences of the ownership and disposition of a share of Common Stock by beneficial owner of such shares that is not a U.S. person for U.S. Federal income tax purposes (a "non-U.S. holder"). For purposes of this discussion, a "U.S. person" means a citizen or resident of the United States, a corporation or partnership created or organized in the United States or under the laws of the United States or of any State or political subdivision of the foregoing, or any estate or trust whose income is includible in gross income for U.S. Federal income tax purposes regardless of its source. The discussion does not address all aspects of Federal income and estate taxation nor any aspects of state, local, or foreign tax laws. The discussion does not consider any specific facts or circumstances that may apply to particular non-U.S. holders (including insurance companies, tax-exempt organizations, financial institutions, broker dealers or certain U.S. expatriates). Furthermore, the following discussion is based on current provisions of the Code, the regulations promulgated thereunder and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect. Treasury regulations were recently proposed that would, if adopted in their present form, revise in certain respects the rules applicable to non-U.S. holders of Common Stock (the "Proposed Regulations"). The Proposed Regulations are generally proposed to be effective with respect to payments made after December 31, 1997. It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations. Each prospective investor is urged to consult its own tax adviser as to its personal tax situation with respect to the U.S. Federal, state and local consequences of owning and disposing of a share of Common Stock, as well as any tax consequences arising under the laws of any other taxing jurisdiction.

U.S. INCOME TAX CONSEQUENCES

  It is not currently contemplated that the Company will pay dividends on the Common Stock in the foreseeable future. If the Company were to pay a dividend in the future, such a dividend paid to a non-U.S.

holder would be subject to U.S. withholding tax at a 30% rate, or if applicable, a lower treaty rate, unless the dividend is effectively connected with the conduct of a trade or business in the United States by a non-U.S. holder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. holder). A dividend that is effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. holder) will generally be exempt from the withholding tax described above and subject instead (i) to the U.S. Federal income tax on net income that applies to U.S. persons and (ii) with respect to corporate holders under certain circumstances, a 30% (or, if applicable, lower treaty rate) branch profits tax that in general is imposed on its "effectively connected earnings and profits" (within the meaning of the Code) for the taxable year, as adjusted for certain items.

  Under current Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under the Proposed Regulations, however, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. In the case of a foreign partnership, the certification requirement would generally be applied to the partners of the partnership. In addition, the Proposed Regulations also would require the partnership to provide certain information, including a United States taxpayer identification number, and would provide look-through rules for tiered partnerships. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").

  Under current law, a non-U.S. holder generally will not be subject to U.S. Federal income tax on any gain recognized on a sale or other disposition of a share of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or a business within the United States of the non-U.S. holder and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by the non-U.S. holder, (ii) the gain is not described in clause (i) above, the non-U.S. holder is an individual who holds the share as a capital asset, is present in the United States for 183 days or more in the taxable year of the disposition and either (a) such individual has a "tax home" (as defined for U.S. Federal income tax purposes) in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual, or
(iii) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five year period preceding such disposition or such non-U.S. holder's holding period. If the Company were to become a USRPHC, gains realized upon a disposition of Common Stock by a non-U.S. holder which did not directly or indirectly own more than 5% of the Common Stock during the shorter of the periods described above generally would not be subject to United States federal income tax, provided that the Common Stock is "regularly traded" on an established securities market. In case of a non-U.S. holder that is described under clause (i) above, its gain will be subject to the U.S. Federal income tax on net income that applies to U.S. persons and, in addition, if such non-U.S. holder is a foreign corporation, it may be subject to the branch profits tax as described in the preceding paragraph. An individual non-U.S. holder that is described under clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses (notwithstanding the fact that he or she is not considered a resident of the United States). Thus, individual non-U.S. holders who have spent 183 days or more in the United States in the taxable year in which they contemplate a sale of the Common Stock are urged to consult their tax advisers as to the tax consequences of such sale.

U.S. ESTATE TAX CONSEQUENCES

  Shares of Common Stock owned at the time of his or her death by an individual non-U.S. holder will be includible in his or her gross estate for U.S. Federal estate tax purposes unless an applicable estate tax treaty provides otherwise, and may be subject to U.S. Federal estate tax.

BACK-UP WITHHOLDING AND INFORMATION REPORTING

 Dividends

  Except as provided below, the Company must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to and the tax withheld with respect to such holder. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns may also be available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides. In general, backup withholding at a rate of 31% and additional information reporting will apply to dividends paid on shares of Common Stock to holders that are not "exempt recipients" and that fail to provide in the manner required certain identifying information (such as the holder's name, address and taxpayer identification number). Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. However, dividends that are subject to U.S. withholding tax at the 30% statutory rate or at a reduced tax treaty rate are exempt from backup withholding of U.S. Federal income tax and such additional information reporting.

 Broker Sales

  If a non-U.S. holder sells shares of Common Stock through a U.S. office of a U.S. or foreign broker, the broker is required to file an information return and is required to withhold 31% of the sale proceeds unless the non-U.S. holder is an exempt recipient or has provided the broker with the information and statements, under penalties of perjury, necessary to establish an exemption from backup withholding. If payment of the proceeds of the sale of a share by a non-U.S. holder is made to or through the foreign office of a broker, that broker will not be required to backup withhold or, except as provided in the next sentence, to file information returns. In the case of proceeds from a sale of a share by a non-U.S. holder paid to or through the foreign office of a U.S. broker or a foreign office of a foreign broker that is (i) a controlled foreign corporation for U.S. tax purposes or (ii) a person 50% or more of whose gross income for the three-year period ending with the close of the taxable year preceding the year of payment (or for the part of that period that the broker has been in existence) is effectively connected with the conduct of a trade or business within the United States (a "Foreign U.S. Connected Broker"), information reporting is required unless the broker has documentary evidence in its files that the payee is not a U.S. person and certain other conditions are met, or the payee otherwise establishes an exemption.

 Refunds

  Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder may be refunded or credited against the non-U.S. holder's U.S. Federal income tax liability, provided that the required information is furnished to the IRS.

                                 UNDERWRITING

  Upon the terms and subject to the conditions stated in the U.S. Underwriting Agreement dated the date hereof (the "U.S. Underwriting Agreement"), each of the underwriters of the U.S. Offering named below (the "U.S. Underwriters"), for whom Smith Barney Inc., Credit Suisse First Boston Corporation, Dillon, Read & Co. Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Salomon Brothers Inc and Wheat, First Securities, Inc. are acting as the representatives (the "Representatives"), has severally agreed to purchase from the Selling Stockholders the number of shares of Common Stock set forth opposite the name of such U.S. Underwriter below.

   U.S. UNDERWRITERS                                            NUMBER OF SHARES
   -----------------                                            ----------------
   Smith Barney Inc. ..........................................    1,466,700
   Credit Suisse First Boston Corporation......................    1,466,660
   Dillon, Read & Co. Inc. ....................................    1,466,660
   Merrill Lynch, Pierce, Fenner & Smith
        Incorporated...........................................    1,466,660
   Salomon Brothers Inc........................................    1,466,660
   Wheat, First Securities, Inc. ..............................    1,466,660
                                                                   ---------
     Total.....................................................    8,800,000
                                                                   =========

  Under the terms and subject to the conditions contained in the International Underwriting Agreement dated the date hereof (the "International Underwriting Agreement"), each of the managers of the concurrent International Offering named below (the "Managers"), for whom Smith Barney Inc., Credit Suisse First Boston (Europe) Limited, Dillon, Read & Co. Inc., Merrill Lynch International, Salomon Brothers International Limited and Wheat, First Securities, Inc. are acting as lead managers (the "Lead Managers"), has severally agreed to purchase from the Selling Stockholders the numbers of shares of Common Stock set forth opposite the name of such Manager below.

   MANAGERS                                                     NUMBER OF SHARES
   --------                                                     ----------------
   Smith Barney Inc. ..........................................      366,670
   Credit Suisse First Boston (Europe) Limited.................      366,666
   Dillon, Read & Co. Inc .....................................      366,666
   Merrill Lynch International.................................      366,666
   Salomon Brothers International Limited......................      366,666
   Wheat, First Securities, Inc. ..............................      366,666
                                                                   ---------
     Total.....................................................    2,200,000
                                                                   =========

  Each of the U.S. Underwriting Agreement and the International Underwriting Agreement provides that the obligations of the several U.S. Underwriters and the several Managers to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The U.S. Underwriters and the Managers are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The U.S. Underwriters and the Managers (collectively, the "Underwriters") initially propose to offer part of the shares offered hereby directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the shares offered hereby to certain dealers at a price which represents a concession not in excess of $0.41 per share under the price to public. The U.S. Underwriters and the Managers may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other U.S. Underwriters or Managers, respectively, or to certain other dealers.

  The Selling Stockholders have granted the U.S. Underwriters an option, exercisable at any time and from time to time during a 30-day period from the date of this Prospectus, to purchase up to an aggregate of 1,100,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting commissions. The U.S. Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sales of the shares of Common Stock offered hereby. To the extent such option is exercised, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares set forth opposite each U.S. Underwriter's name in the preceding U.S. Underwriters table bears to the total number of shares of Common Stock offered by the U.S. Underwriters hereby.

  The Company, certain of its officers and directors and the Selling Stockholders have agreed that, for a period of 90 days from the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of Common Stock of the Company or any securities convertible into, or exercisable or exchangeable for, Common Stock of the Company, or grant any options or warrants to purchase Common Stock, except in certain circumstances, other than shares included in the Company Repurchase. See "Selling Stockholders and Company Repurchase."

  The U.S. Underwriters and the Managers have entered into an Agreement between U.S. Underwriters and Managers pursuant to which each U.S. Underwriter has agreed that as part of the distribution of the shares offered in the U.S. Offering (i) it is not purchasing any such shares for the account of anyone other than a U.S. or Canadian Person, and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, each Manager has agreed that as part of the distribution of the shares offered in the International Offering: (i) it is not purchasing any such shares for the account of any U.S. or Canadian Person, and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering in the United States or Canada or to any U.S. or Canadian Person. Each Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.

  The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the U.S. Underwriting Agreement, the International Underwriting Agreement and the Agreement Between U.S. Underwriters and Managers, including (i) certain purchases and sales between the U.S. Underwriters and Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion, (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as a Manager or by a Manager who is also acting as a U.S. Underwriter, and (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, "U.S. or Canadian Person" means any resident or national of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any estate or trust the income of which is subject to U.S. or Canadian income taxation regardless of the source of its income (other than the foreign branch of any U.S. or Canadian Person), and includes any U.S. or Canadian branch of a person other than a U.S. or Canadian Person.

  Any offer of shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the relevant province of Canada in which such offer is made.

  Each Manager has represented and agreed that (i) it has not offered or sold and will not offer or sell in the United Kingdom, by means of any document, any shares other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent or in circumstances which do not constitute an offer to the public within the meaning of the Public Offering of Securities Regulation 1995, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares in, from, or otherwise involving, the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

  No action has been or will be taken in any jurisdiction by the Company, the U.S. Underwriters or the Managers that would permit any offering to the general public of the Common Stock offered hereby in any jurisdiction other than the United States.

  Purchasers of the Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

  Pursuant to the Agreement Between U.S. Underwriters and Managers, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed. The price of shares so sold shall be the public offering price as then in effect for Common Stock being sold by the U.S. Underwriters and the Managers, less all or any part of the selling concession, unless otherwise determined by mutual agreement. To the extent that there are sales between the U.S. Underwriters and Managers pursuant to the Agreement Between U.S. Underwriters and Managers, the number of shares initially available for sale by the U.S. Underwriters and by the Managers may be more or less than the number of shares appearing on the front cover of this Prospectus.

  In connection with the Offerings and in compliance with applicable law, the Underwriters may overallot (i.e., sell more Common Stock than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Stock or effecting purchases of the Common Stock for the purpose of pegging, fixing or maintaining the price of the Common Stock or for the purpose of reducing a syndicate short position created in connection with the Offerings. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if the Representatives or Lead Managers purchase Common Stock in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular U.S. Underwriter, Manager or syndicate member, the underwriting syndicate may require the U.S. Underwriter, Manager or syndicate member in question to purchase the Common Stock in question at the cost price to the syndicate or may recover from (or decline to pay to) the U.S. Underwriter, Manager or syndicate member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities and any such activities, if commenced, may be discontinued at any time.

  Smith Barney Inc. has from time to time performed various investment banking services for the Company, including in connection with the Company's acquisition of Thomasville, and has received customary fees in respect of such activities.

  The Company, the Selling Stockholders, the U.S. Underwriters and the Managers have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the shares offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the Selling Stockholders by Wachtell, Lipton, Rosen & Katz, New York, New York, and for the Underwriters by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

  The consolidated financial statements and financial statement schedule of the Company and subsidiaries as of December 31, 1996 and 1995, and for each of the years in the three-year period ended December 31, 1996, have been included and incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549, as well as at the following Commission Regional Offices: Seven World Trade Center, 13th Floor, New York, NY 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Branch, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Such material can be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005, on which the Company's Common Stock is listed. Such material may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

  This Prospectus constitutes a part of a registration statement on Form S-3 (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission (File No. I-91) are incorporated by reference in this Prospectus:

    (1) Annual Report on Form 10-K for the year ended December 31, 1996;

    (2) Quarterly report on Form 10-Q for the quarter ended March 31, 1997;

    (3) Current Report on Form 8-K filed on May 29, 1997; and

    (4) the description of the Company's Common Stock contained in its Form 8 filed with the Commission on June 29, 1992.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (not including exhibits to the documents incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates) are available without charge to each person to whom a Prospectus is delivered upon written or oral request. Requests should be directed to Furniture Brands International, Inc., 101 South Hanley Road, St. Louis, Missouri 63105-3493, Attention: Secretary (telephone number (314) 863-1100).

                      FURNITURE BRANDS INTERNATIONAL, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Independent Auditors' Report.............................................   F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996.............   F-3
Consolidated Statements of Operations for the Years Ended December 31,
 1994, 1995 and 1996.....................................................   F-4
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1994, 1995 and 1996.....................................................   F-5
Consolidated Statement of Shareholders' Equity for the Years Ended Decem-
 ber 31, 1994, 1995 and 1996.............................................   F-6
Notes to Consolidated Financial Statements...............................   F-7
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Consolidated Balance Sheet as of March 31, 1997..........................  F-19
Consolidated Statements of Operations for the Three Months Ended March
 31, 1996 and
 March 31, 1997..........................................................  F-20
Consolidated Statements of Cash Flows for the Three Months Ended March
 31, 1996 and
 March 31, 1997..........................................................  F-21
Notes to Consolidated Financial Statements...............................  F-22

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
 Furniture Brands International, Inc.:

  We have audited the accompanying consolidated balance sheets of Furniture Brands International, Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Furniture Brands International, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

St. Louis, Missouri
January 28, 1997

                      FURNITURE BRANDS INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                      DECEMBER 31, DECEMBER 31,
                                                          1995         1996
                                                      ------------ ------------
                                                       (DOLLARS IN THOUSANDS)
                       ASSETS
Current assets:
  Cash and cash equivalents..........................  $   26,412   $   19,365
  Receivables, less allowances of $20,724 and $19,124
   at December 31, 1995 and 1996 (Note 8)............     276,116      283,417
  Inventories (Note 6)...............................     269,677      281,107
  Prepaid expenses and other current assets..........      17,888       23,378
                                                       ----------   ----------
      Total current assets...........................     590,093      607,267
Property, plant and equipment:
  Land...............................................      16,635       16,292
  Buildings and improvements.........................     166,214      172,783
  Machinery and equipment............................     206,580      236,654
                                                       ----------   ----------
                                                          389,429      425,729
  Less accumulated depreciation......................      83,023      123,767
                                                       ----------   ----------
      Net property, plant and equipment..............     306,406      301,962
Intangible assets (Note 7)...........................     370,307      344,101
Other assets.........................................      24,933       15,874
                                                       ----------   ----------
                                                       $1,291,739   $1,269,204
                                                       ==========   ==========
        LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt (Note 8)......  $   18,639   $      --
  Accounts payable...................................      53,093       61,095
  Accrued employee compensation......................      29,020       29,864
  Accrued interest expense...........................       1,304        6,579
  Other accrued expenses.............................      33,001       47,068
                                                       ----------   ----------
      Total current liabilities......................     135,057      144,606
Long-term debt, less current maturities (Note 8).....     705,040      572,600
Other long-term liabilities..........................     150,486      132,341
Shareholders' equity:
  Preferred stock, authorized 10,000,000 shares, no
   par value--issued, none...........................         --           --
  Common stock, authorized 100,000,000 shares, $1.00
   stated value (no par value)--issued 50,120,079
   shares and 61,432,181 shares at December 31, 1995
   and 1996 (Note 9).................................      50,120       61,432
  Paid-in capital....................................     218,156      278,554
  Retained earnings..................................      32,880       79,671
                                                       ----------   ----------
      Total shareholders' equity.....................     301,156      419,657
                                                       ----------   ----------
                                                       $1,291,739   $1,269,204
                                                       ==========   ==========

          See accompanying notes to consolidated financial statements.

                      FURNITURE BRANDS INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                          YEAR ENDED DECEMBER 31,
                              -------------------------------------------------
                                   1994             1995             1996
                              ---------------  ---------------  ---------------
                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...................  $     1,072,696  $     1,073,889  $     1,696,795
Costs and expenses:
  Cost of operations........          752,528          760,393        1,228,355
  Selling, general and
   administrative expenses..          199,333          198,321          283,432
  Depreciation and
   amortization (includes
   $16,900, $15,922 and
   $16,285 related to fair
   value adjustments).......           35,776           36,104           54,082
                              ---------------  ---------------  ---------------
Earnings from operations....           85,059           79,071          130,926
Interest expense............           37,886           33,845           45,217
Other income, net:
  Gain on insurance
   settlement (Note 14).....              --             7,882              --
  Other.....................            1,668            3,930            2,583
                              ---------------  ---------------  ---------------
Earnings before income tax
 expense, discontinued
 operations and
 extraordinary item.........           48,841           57,038           88,292
Income tax expense (Note
 10)........................           20,908           22,815           34,070
                              ---------------  ---------------  ---------------
Net earnings from continuing
 operations.................           27,933           34,223           54,222
Discontinued operations
 (Note 4):
  Earnings from operations,
   net of taxes.............           25,443              --               --
  Loss on distribution, net
   of taxes.................          (15,104)             --               --
                              ---------------  ---------------  ---------------
Net earnings before
 extraordinary item.........           38,272           34,223           54,222
Extraordinary item--early
 extinguishment of debt, net
 of tax benefit (Note 5)....              --            (5,815)          (7,417)
                              ---------------  ---------------  ---------------
Net earnings................  $        38,272  $        28,408  $        46,805
                              ===============  ===============  ===============
Net earnings per common
 share--primary (Note 3):
  Net earnings from
   continuing operations....  $          0.54  $          0.67  $          0.88
  Discontinued operations...             0.20              --               --
  Extraordinary item--early
   extinguishment of debt...              --             (0.11)           (0.12)
                              ---------------  ---------------  ---------------
Net earnings per common
 share--primary.............  $          0.74  $          0.56  $          0.76
                              ===============  ===============  ===============
Net earnings per common
 share--fully diluted (Note
 3):
  Net earnings from
   continuing operations....  $          0.54  $          0.65  $          0.86
  Discontinued operations...             0.20              --               --
  Extraordinary item--early
   extinguishment of debt...              --             (0.11)           (0.12)
                              ---------------  ---------------  ---------------
Net earnings per common
 share--fully diluted.......  $          0.74  $          0.54  $          0.74
                              ===============  ===============  ===============

          See accompanying notes to consolidated financial statements.

                      FURNITURE BRANDS INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1995      1996
                                                  --------  --------  --------
                                                    (DOLLARS IN THOUSANDS)
Cash Flows from Operating Activities:
 Net earnings.................................... $ 38,272  $ 28,408  $ 46,805
 Adjustments to reconcile net earnings to net
  cash provided by operating activities:
  Net loss on early extinguishment of debt.......      --      5,815     7,417
  Net earnings from discontinued operations......  (10,339)      --        --
  Depreciation of property, plant and equipment..   25,675    26,371    42,022
  Amortization of intangible and other assets....   10,101     9,733    12,060
  Noncash interest and other expense.............      196     2,150     2,042
  (Increase) decrease in receivables.............  (27,979)      165    (7,301)
  (Increase) decrease in inventories.............  (20,553)    3,340   (11,430)
  Decrease in prepaid expenses and other assets..    2,648     1,179    13,695
  Increase (decrease) in accounts payable,
   accrued interest expense and other accrued
   expenses......................................   (1,233)   14,794    33,710
  Increase (decrease) in net deferred tax
   liabilities...................................    7,904      (211)   (7,972)
  Increase (decrease) in other long-term
   liabilities...................................   (2,676)      246   (15,628)
                                                  --------  --------  --------
 Net cash provided by continuing operations......   22,016    91,990   115,420
 Net cash used by discontinued operations........  (16,695)      --        --
                                                  --------  --------  --------
 Net cash provided by operating activities.......    5,321    91,990   115,420
                                                  --------  --------  --------
Cash Flows from Investing Activities:
 Acquisition of business (Note 2)................      --   (335,438)      --
 Proceeds from the disposal of assets............    5,621       519     2,766
 Additions to property, plant and equipment......  (21,108)  (35,616)  (40,344)
                                                  --------  --------  --------
 Net cash used by investing activities...........  (15,487) (370,535)  (37,578)
                                                  --------  --------  --------
Cash Flows from Financing Activities:
 Payments for debt issuance costs................  (11,455)  (14,026)   (4,467)
 Additions to long-term debt.....................  423,000   576,000   380,000
 Payments of long-term debt...................... (404,741) (286,574) (530,279)
 Proceeds from the sale of common stock..........      --        --     81,292
 Proceeds from the issuance of common stock......      698       201     9,290
 Payments for the repurchase of common stock
  warrants.......................................      --     (2,789)  (19,961)
 Payments for common stock offering expenses of
  selling shareholders...........................      --        --       (764)
                                                  --------  --------  --------
 Net cash provided (used) by financing
  activities.....................................    7,502   272,812   (84,889)
                                                  --------  --------  --------
 Net decrease in cash and cash equivalents.......   (2,664)   (5,733)   (7,047)
 Cash and cash equivalents at beginning of
  period.........................................   34,809    32,145    26,412
                                                  --------  --------  --------
 Cash and cash equivalents at end of period...... $ 32,145  $ 26,412  $ 19,365
                                                  ========  ========  ========
 Supplemental Disclosure:
  Cash payments for income taxes, net............ $ 37,127  $ 14,386  $ 33,126
                                                  ========  ========  ========
  Cash payments for interest..................... $ 39,345  $ 32,010  $ 37,960
                                                  ========  ========  ========

          See accompanying notes to consolidated financial statements.

                      FURNITURE BRANDS INTERNATIONAL, INC.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                            COMMON  PAID-IN   RETAINED
                                             STOCK  CAPITAL   EARNINGS   TOTAL
                                            ------- --------  --------  --------
                                                  (DOLLARS IN THOUSANDS)
Balance December 31, 1993.................  $50,004 $226,391  $62,162   $338,557
Net earnings..............................                     38,272     38,272
Common stock activity:
  Stock option exercises (Note 9).........       71      615                 686
  Warrant exercises--983 shares...........        1       11                  12
Foreign currency translations.............                      2,659      2,659
Distribution of discontinued operations to
 shareholders.............................            (6,229) (98,563)  (104,792)
                                            ------- --------  -------   --------
Balance December 31, 1994.................   50,076  220,788    4,530    275,394
Net earnings..............................                     28,408     28,408
Common stock activity:
  Stock option exercises (Note 9).........       43      153                 196
  Warrant exercises--564 shares...........        1        4                   5
  Warrant purchases--1,489,422 shares.....            (2,789)             (2,789)
Foreign currency translations.............                        (58)       (58)
                                            ------- --------  -------   --------
Balance December 31, 1995.................   50,120  218,156   32,880    301,156
Net earnings..............................                     46,805     46,805
Common stock activity:
  Sale of common stock--10,000,000
   shares.................................   10,000   71,292              81,292
  Stock option grants and exercises (Note
   9).....................................       85    2,309               2,394
  Warrant exercises--1,227,052 shares.....    1,227    7,522               8,749
  Warrant purchases--3,578,399 shares.....           (19,961)            (19,961)
  Common stock offering expenses of
   selling shareholders...................              (764)               (764)
Foreign currency translations.............                        (14)       (14)
                                            ------- --------  -------   --------
Balance December 31, 1996.................  $61,432 $278,554  $79,671   $419,657
                                            ======= ========  =======   ========


          See accompanying notes to consolidated financial statements.

                     FURNITURE BRANDS INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

1. THE COMPANY

  Furniture Brands International, Inc. (the "Company") is a major manufacturer of residential furniture. During the year ended December 31, 1996, the Company had three primary operating subsidiaries, Broyhill Furniture Industries, Inc.; The Lane Company, Incorporated, and Thomasville Furniture Industries, Inc.

  Substantially all of the Company's sales are made to unaffiliated furniture retailers. The Company has a diversified customer base with no one customer accounting for 10% or more of consolidated sales and no particular concentration of credit risk in one economic section. Foreign operations and sales are not material.

2. ACQUISITION OF BUSINESS

  On December 29, 1995, the Company acquired all of the outstanding stock of Thomasville Furniture Industries, Inc. The purchase price totaled $331,200 plus the assumption of $8,000 of long-term debt. The purchase price, including capitalized expenses which approximated $4,200, was paid in cash. The transaction was accounted for as a purchase and, since the acquisition occurred as of the last business day of 1995, was reflected in the Company's consolidated balance sheet as of December 31, 1995. The Company's results of operations for 1995 do not include any of the operations of Thomasville. The total acquisition cost exceeded the estimated fair value of the net assets acquired by $93,110 with such amount being recorded as an intangible asset. The determination of the final fair values of assets and liabilities resulted in adjustments consisting of changes from initially recorded values as of December 31, 1995 resulting in decreases in receivables, inventories, excess of cost over net assets acquired and other noncurrent liabilities of $3,350, $2,236, $12,654 and $16,641, respectively. Adjustments to other balance sheet accounts were individually immaterial.

  The following unaudited summary, prepared on a pro forma basis, combines the consolidated results of operations of the Company for 1994 and 1995 with those of Thomasville as if the transaction occurred at the beginning of each year presented.

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                           1994        1995
                                                        ----------- -----------
   Net sales........................................... $ 1,599,339 $ 1,624,116
   Net earnings from continuing operations.............      30,963      37,422
   Net earnings........................................      41,302      31,607
   Net earnings per common share--fully diluted:
     Continuing operations.............................        0.60        0.72
     Total.............................................        0.80        0.61

  The pro forma data has been adjusted, net of income taxes, to reflect interest expense and the amortization of the excess of cost over net assets acquired. Such pro forma amounts are not necessarily indicative of what the actual consolidated results of operations might have been if the acquisition had been effective at the beginning of each year presented.

3. SIGNIFICANT ACCOUNTING POLICIES

  The significant accounting policies of the Company are set forth below.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

                     FURNITURE BRANDS INTERNATIONAL, INC.

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and all its subsidiaries. All material intercompany transactions are eliminated in consolidation. The Company's fiscal year ends on December 31. The operating companies included in the consolidated financial statements report their results of operations as of the Saturday closest to December 31. Accordingly, the results of operations will periodically include a 53 week fiscal year. The years 1994, 1995 and 1996 all represent 52 week fiscal years.

 Cash and Cash Equivalents

  The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents. Short-term investments are recorded at amortized cost, which approximates market.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

 Property, Plant and Equipment

  Property, plant and equipment are recorded at cost when acquired. Expenditures for improvements are capitalized while normal repairs and maintenance are expensed as incurred. When properties are disposed of, the related cost and accumulated depreciation or amortization are removed from the accounts, and gains or losses on the dispositions are reflected in results of operations. For financial reporting purposes, the Company utilizes both accelerated and straight-line methods of computing depreciation and amortization. Such expense is computed based on the estimated useful lives of the respective assets, which generally range from 3 to 45 years for buildings and improvements and from 3 to 12 years for machinery and equipment.

 Intangible Assets

  The excess of cost over net assets acquired in connection with the acquisition of Thomasville totaled $93,110. The determination of the final fair values of assets and liabilities resulted in adjustments consisting of changes from initially recorded values as of December 31, 1995 resulting in decreases in receivables, inventories, excess of cost over net assets acquired and other noncurrent liabilities of $3,350, $2,236, $12,654 and $16,641, respectively. Adjustments to other balance sheet accounts were individually immaterial. This intangible asset is being amortized on a straight-line basis over a 40 year period.

  The Company emerged from Chapter 11 reorganization effective with the beginning of business on August 3, 1992. In accordance with generally accepted accounting principles, the Company was required to adopt "fresh-start" reporting which included adjusting all assets and liabilities to their fair values as of the effective date. The ongoing impact of the adoption of fresh-start reporting is reflected in the financial statements for all years presented.

  As a result of adopting fresh-start reporting, the Company recorded reorganization value in excess of amounts allocable to identifiable assets of approximately $146,000. This intangible asset is being amortized on a straight-line basis over a 20 year period.

                     FURNITURE BRANDS INTERNATIONAL, INC.

  Also in connection with the adoption of fresh-start reporting, the Company recorded approximately $156,800 in fair value of trademarks and trade names based upon an independent appraisal. Such trademarks and trade names are being amortized on a straight-line basis over a 40 year period.

 Interest Rate Swap Agreements

  Interest rate swap agreements are used by the Company to fix the interest rate on a portion of its floating rate long-term debt. Amounts to be paid or received under the interest rate swap agreements are recognized in income as adjustments to interest expense. The fair value of the interest rate swap agreements is not recognized in the consolidated financial statements since they are accounted for as hedges.

 Revenue Recognition

  The Company recognizes revenue when finished products are shipped with appropriate provisions for returns and uncollectible accounts.

 Income Tax Expense

  Income tax expense is based on results of operations before discontinued operations and extraordinary items. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

 Extraordinary Item

  In conjunction with the September 6, 1996 refinancing of the Secured Credit Agreement, the deferred financing fees and expenses pertaining to the refinanced credit facility were charged to results of operations, as an extraordinary item.

  In conjunction with the December 29, 1995 acquisition of Thomasville, the Company refinanced its Secured Credit Agreement and amended its Receivables Securitization Facility. As a result thereof, the Company charged to results of operations, as an extraordinary item, the deferred financing fees and expenses pertaining to such credit facilities.

 Net Earnings Per Common Share

  Net earnings per common share is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The stock options and warrants outstanding (Note 9) are considered common stock equivalents. Weighted average shares used in the calculation of primary and fully diluted net earnings per common share for 1996 were 61,946,000 and 62,871,000, respectively.

 Stock-Based Compensation

  Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

 Reclassification

  Certain 1994 and 1995 amounts have been reclassified to conform to the 1996 presentation.

                     FURNITURE BRANDS INTERNATIONAL, INC.

4. DISCONTINUED OPERATIONS

  On November 17, 1994, the Company distributed the common stock of each of The Florsheim Shoe Company and Converse Inc. (which, in aggregate, represented the Company's footwear segment) to its shareholders. In accordance with generally accepted accounting principles, the financial results for the footwear segment are reported as "Discontinued Operations" and the Company's financial results of prior periods were restated. Condensed results of the discontinued operations were as follows:

                                                             ELEVEN MONTHS ENDED
                                                              NOVEMBER 17, 1994
                                                             -------------------
   Net sales................................................      $ 663,637
                                                                  =========
   Earnings before income tax expense.......................      $  40,047
   Income tax expense.......................................         14,604
                                                                  ---------
   Net earnings.............................................      $  25,443
                                                                  =========
   Loss on distribution, net of taxes of $4,564.............      $ (15,104)
                                                                  =========

  The loss on distribution reflects expenses related to: the distribution of the common stock of The Florsheim Shoe Company and Converse Inc. to the Company's shareholders, including certain expenses associated with establishing the capital structure of each company; compensation expense accrued as a result of adjustments required to be made to exercisable employee stock options; interest expense on certain long-term debt defeased, net of estimated interest income to be received from the trustees; and applicable income taxes.

  Prior to the distribution of the common stock of The Florsheim Shoe Company to its shareholders, the Company had guaranteed certain of Florsheim's retail store operating leases. At December 31, 1996, the Company had guarantees outstanding on 85 retail store leases with a contingent liability totaling approximately $29,700. The Florsheim Shoe Company has agreed to indemnify the Company against any losses incurred as a result of the lease guarantees.

5. EXTRAORDINARY ITEM--EARLY EXTINGUISHMENT OF DEBT

  In conjunction with the September 6, 1996 refinancing of the Secured Credit Agreement, the Company charged to results of operations $7,417, net of tax benefit of $4,469, representing the deferred financing fees and expenses pertaining to the refinanced facility. The charge was recorded as an extraordinary item.

  In conjunction with the December 29, 1995 acquisition of Thomasville, the Company refinanced its Secured Credit Agreement and amended its Receivables Securitization Facility. As a result thereof, the Company charged to results of operations $5,815, net of taxes of $3,478, representing the deferred financing fees and expenses pertaining to such credit facilities. The charge was recorded as an extraordinary item.

6. INVENTORIES

  Inventories are summarized as follows:

                                                       DECEMBER 31, DECEMBER 31,
                                                           1995         1996
                                                       ------------ ------------
   Finished products..................................   $114,857     $127,292
   Work-in-process....................................     51,259       51,587
   Raw materials......................................    103,561      102,228
                                                         --------     --------
                                                         $269,677     $281,107
                                                         ========     ========

                     FURNITURE BRANDS INTERNATIONAL, INC.

7. INTANGIBLE ASSETS

  Intangible assets include the following:

                                                     DECEMBER 31, DECEMBER 31,
                                                         1995         1996
                                                     ------------ ------------
   Intangible assets, at cost:
     Reorganization value in excess of amounts
      allocable to identifiable assets..............   $146,063     $146,063
     Trademarks and trade names.....................    156,828      156,828
     Excess of cost over net assets acquired........    105,764       93,110
                                                       --------     --------
                                                        408,655      396,001
   Less accumulated amortization....................     38,348       51,900
                                                       --------     --------
                                                       $370,307     $344,101
                                                       ========     ========

8. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                       DECEMBER 31, DECEMBER 31,
                                                           1995         1996
                                                       ------------ ------------
   Secured credit agreement...........................   $521,000     $359,000
   Receivables securitization facility................    185,000      200,000
   Other..............................................     17,679       13,600
                                                         --------     --------
                                                          723,679      572,600
   Less current maturities............................     18,639          --
                                                         --------     --------
                                                         $705,040     $572,600
                                                         ========     ========

  The following discussion summarizes certain provisions of the long-term debt.

Secured Credit Agreement

  On September 6, 1996, the Company refinanced its Secured Credit Agreement. The new Secured Credit Agreement is a five year reducing revolving credit facility with an initial commitment totaling $475,000. The Secured Credit Agreement allows for issuance of letters of credit and cash borrowings. Letter of credit outstandings are limited to no more than $60,000, with cash borrowings limited only by the facility's maximum availability less letters of credit outstanding.

  Under the letter of credit facility, a fee of 0.875% per annum (subject to reduction based upon the Company achieving certain leverage ratios) is assessed for the account of the lenders ratably. A further fee of 0.125% is assessed on stand-by letters of credit representing a facing fee. A customary administrative charge for processing letters of credit is also payable to the relevant issuing bank. Letter of credit fees are payable quarterly in arrears.

  Cash borrowings under the Secured Credit Agreement bear interest at a base rate or at an adjusted Eurodollar rate plus an applicable margin which varies, depending upon the type of loan the Company executes. The applicable margin over the base rate and the Eurodollar rate is subject to adjustment based upon achieving certain leverage ratios. At December 31, 1996, all loans outstanding under the Secured Credit Agreement were based on the Eurodollar rate.

                     FURNITURE BRANDS INTERNATIONAL, INC.

  At December 31, 1996, there were $359,000 of cash borrowings and $28,767 in letters of credit outstanding under the Secured Credit Agreement, leaving an excess of $87,233 available under the facility.

  The common stock of the Company's principal subsidiaries, substantially all of the Company's cash, working capital (other than trade receivables) and property, plant and equipment, have been pledged or mortgaged as security for the Secured Credit Agreement. The Secured Credit Agreement contains a number of restrictive covenants and events of default, including covenants limiting capital expenditures and incurrence of debt, and requires the Company to achieve certain financial ratios, some of which become more restrictive over time.

  The Secured Credit Agreement has no mandatory principal payments; however, the commitment is reduced to $400,000 on September 30, 1999 and $300,000 on September 29, 2000, with the remaining commitment maturing on September 15, 2001. In addition, the facility requires principal payments from a portion of the net proceeds realized from (i) the sale, conveyance or other disposition of collateral securing the debt, or (ii) the sale by the Company for its own account of additional subordinated debt and/or shares of its preferred and/or common stock.

 Receivables Securitization Facility

  The Receivables Securitization Facility is an obligation of the Company which matures on December 29, 2000 and is secured by substantially all of the Company's trade receivables. The facility operates through use of a special purpose subsidiary (Interco Receivables Corp.) which "buys" trade receivables from the operating companies and "sells" interests in same to a third party financial institution, which uses the interests as collateral for borrowings in the commercial paper market to fund the purchases. The Company accounts for this facility as long-term debt.

  The Company pays a commercial paper index rate on all funds received (outstanding) on the facility. In addition, a program fee of 0.55% per annum on the entire $225,000 facility is payable on a monthly basis. The balance outstanding at December 31, 1996 was $200,000. The Company may increase or decrease its use of the facility on a monthly basis subject to the availability of sufficient trade receivables and the facility's maximum amount ($225,000). As of December 31, 1996, the Company had $9,989 in excess availability under the facility.

 Other

  Other long-term debt consists of various industrial revenue bonds and other debt instruments with interest rates ranging from approximately 4.0% to 9.0%. Annual mandatory principal payments are required through 2004.

 Interest Rate Swap Agreements

  In February 1996, the Company entered into interest rate swap agreements with two financial institutions to reduce the impact of changes in interest rates on its floating rate long-term debt. The two agreements, which mature in three years, have a total notional principal amount of $300,000. The swap agreements effectively convert a portion of the Company's floating rate long-term debt to a fixed rate. The Company pays the counterparties a fixed rate of 5.14% per annum and receives payments based upon the floating three month Eurodollar rate. The Company is exposed to credit loss in the event of nonperformance by the counterparties; however, the Company does not anticipate nonperformance by the counterparties.

 Other Information

  Maturities of long-term debt are $0, $0, $0, $288,567 and $272,033 for years 1997 through 2001, respectively.

                     FURNITURE BRANDS INTERNATIONAL, INC.

9. COMMON STOCK

  The Company's restated certificate of incorporation includes authorization to issue up to 100.0 million shares of common stock with a $1.00 per share stated value. As of December 31, 1996, 61,432,181 shares of common stock were issued and outstanding. It is not presently anticipated that dividends will be paid on common stock in the foreseeable future and certain of the debt instruments to which the Company is a party restrict the payment of dividends.

  Shares of common stock were reserved for the following purposes at December 31, 1996:

                                                                NUMBER OF SHARES
                                                                ----------------
   Common stock options:
     Granted...................................................    3,859,476
     Available for grant.......................................      184,724
   Common stock warrants.......................................    2,042,631
                                                                   ---------
                                                                   6,086,831
                                                                   =========

  Under the Company's 1992 Stock Option Plan, certain key employees may be granted nonqualified options, incentive options or combinations thereof. Nonqualified and incentive options may be granted to expire up to ten years after the date of grant. Options granted become exercisable at varying dates depending upon the achievement of certain performance targets and/or the passage of certain time periods.

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under SFAS No. 123, companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value based method, or can continue to recognize compensation cost under the provisions of Accounting Principles Board Opinion No. 25 ("Opinion No. 25") with pro forma disclosures of net income and earnings per share as if the fair value method has been applied. The Company adopted SFAS No. 123 as of January 1, 1996 and has elected to, as permitted under the statement, continue recognition of compensation costs under the provisions of Opinion No. 25 with appropriate disclosure, if material. The effect on net earnings for the years ended December 31, 1996 and 1995 is not material and, accordingly, no disclosure has been made. Further, based on current and anticipated use of stock options for the forseeable future, it is not envisioned the impact of the pronouncement would be material in subsequent periods.

  The 1992 Stock Option Plan authorizes grants of options to purchase common shares at less than fair market value on the date of grant. During 1996, option grants totalling 217,978 common shares were made by the Company at less than market value. These options were issued to Thomasville employees as compensation for forfeited deferred compensation plans due to the acquisition; therefore, the cost of issuing the option at less than market value was included in determining the excess of cost over net assets acquired.

                     FURNITURE BRANDS INTERNATIONAL, INC.

  Changes in options granted and outstanding are summarized as follows:

                                YEAR ENDED               YEAR ENDED               YEAR ENDED
                            DECEMBER 31, 1994         DECEMBER 31, 1995        DECEMBER 31, 1996
                         ------------------------- ------------------------ ------------------------
                           SHARES    AVERAGE PRICE  SHARES    AVERAGE PRICE  SHARES    AVERAGE PRICE
                         ----------  ------------- ---------  ------------- ---------  -------------
Beginning of period.....  2,915,000      $7.39     2,643,000      $4.64     2,498,000      $4.75
Granted.................    917,000       7.85       125,000       6.42     1,620,926       9.14
Exercised...............    (71,250)      7.00       (43,000)      3.38       (85,050)      3.99
Canceled................ (1,117,750)      7.82      (227,000)      4.68      (174,400)      4.29
                         ----------                ---------                ---------
End of period...........  2,643,000      $4.64     2,498,000      $4.75     3,859,476      $6.63
                         ==========      =====     =========      =====     =========      =====
Exercisable at end of
 period.................    954,750                1,346,750                1,473,600
                         ==========                =========                =========

  As a result of the November 17, 1994 distribution of the common stock of The Florsheim Shoe Company and Converse Inc. to the Company's shareholders, options granted to the employees of those operating companies were canceled. In addition, the exercise prices of the remaining options were adjusted to reflect the distribution in accordance with the antidilution provisions of the 1992 Stock Option Plan.

  As of December 31, 1996, the Company had outstanding approximately 2.0 million warrants to purchase common stock. Each warrant entitles the holder thereof to purchase one share of common stock at $7.13 per share (as adjusted for the November 17, 1994 distribution to shareholders of the Company's former footwear segment). The warrants, which expire on August 3, 1999, include a five year call protection, which expires on August 3, 1997. The warrants trade on the over-the-counter market.

10. INCOME TAXES

  Income tax expense was comprised of the following:

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1995      1996
                                                  --------  --------  --------
   Current:
     Federal....................................  $ 10,095  $ 20,499  $ 40,870
     State and local............................     2,909     2,527     4,014
                                                  --------  --------  --------
                                                    13,004    23,026    44,884
   Deferred.....................................     7,904      (211)  (10,814)
                                                  --------  --------  --------
                                                  $ 20,908  $ 22,815  $ 34,070
                                                  ========  ========  ========

  The following table reconciles the differences between the Federal corporate statutory rate and the Company's effective income tax rate:

                                                    YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994      1995      1996
                                                  --------  --------  --------
   Federal corporate statutory rate.............      35.0%     35.0%     35.0%
   State and local income taxes, net of Federal
    tax benefit.................................       2.9       2.6       2.3
   Amortization of excess reorganization value..       5.2       4.5       2.9
   Other........................................      (0.3)     (2.1)     (1.6)
                                                  --------  --------  --------
   Effective income tax rate....................      42.8%     40.0%     38.6%
                                                  ========  ========  ========

                     FURNITURE BRANDS INTERNATIONAL, INC.

  The sources of the tax effects for temporary differences that give rise to the deferred tax assets and liabilities were as follows:

                                           DECEMBER 31, 1995 DECEMBER 31, 1996
                                           ----------------- -----------------
   Deferred tax assets:
     Employee postretirement benefits
      other than pensions.................     $  10,954         $  3,318
     Expense accruals.....................         9,267           14,251
     Valuation reserves...................         5,147            6,514
     Inventory costs capitalized..........         1,785            2,550
     Other................................           919            1,063
                                               ---------         --------
       Total gross deferred tax assets....        28,072           27,696
     Valuation allowance..................           --               --
                                               ---------         --------
       Total net deferred tax assets......        28,072           27,696
   Deferred tax liabilities:
     Fair value adjustments...............       (84,263)         (77,645)
     Employee pension plans...............        (1,990)            (697)
     Depreciation.........................        (9,029)          (7,158)
     Other................................        (8,350)          (9,784)
                                               ---------         --------
       Total deferred tax liabilities.....      (103,632)         (95,284)
                                               ---------         --------
       Net deferred tax liabilities.......     $ (75,560)        $(67,588)
                                               =========         ========

  The net deferred tax liabilities are included in the consolidated balance sheets as follows:

                                          DECEMBER 31, 1995 DECEMBER 31, 1996
                                          ----------------- -----------------
   Prepaid expenses and other current
    assets...............................     $  14,328         $ 19,783
   Other long-term liabilities...........       (89,888)         (87,371)
                                              ---------         --------
                                              $ (75,560)        $(67,588)
                                              =========         ========

11. EMPLOYEE BENEFITS

  The Company sponsors or contributes to retirement plans covering substantially all employees. The total cost of all plans for 1994, 1995 and 1996 was $6,303, $7,070 and $9,450, respectively.

 Company-Sponsored Defined Benefit Plans

  Annual cost for defined benefit plans is determined using the projected unit credit actuarial method. Prior service cost is amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

                     FURNITURE BRANDS INTERNATIONAL, INC.

  It is the Company's practice to fund pension costs to the extent that such costs are tax deductible and in accordance with ERISA. The assets of the various plans include corporate equities, government securities, corporate debt securities and insurance contracts. The table below summarizes the funded status of the Company-sponsored defined benefit plans.

                                           DECEMBER 31, 1995 DECEMBER 31, 1996
                                           ----------------- -----------------
   Actuarial present value of benefit
    obligations:
     Vested benefit obligation............     $ 217,879         $ 230,456
                                               =========         =========
     Accumulated benefit obligation.......     $ 222,256         $ 237,512
                                               =========         =========
     Projected benefit obligation.........     $ 254,815         $ 262,667
   Plan assets at fair value..............       252,810           279,054
                                               ---------         ---------
   Plan assets in excess of (less than)
    projected benefit obligations.........        (2,005)           16,387
   Unrecognized net (gain) loss...........         5,211           (13,975)
   Unrecognized prior service cost........         1,267             1,021
                                               ---------         ---------
   Prepaid pension cost...................     $   4,473         $   3,433
                                               =========         =========

  Net periodic pension cost for 1994, 1995 and 1996 includes the following components:

                                                  YEAR ENDED DECEMBER 31,
                                                 ----------------------------
                                                   1994      1995      1996
                                                 --------  --------  --------
   Service cost-benefits earned during the
    period...................................... $  4,758  $  3,544  $  6,792
   Interest cost on the projected benefit
    obligation..................................   13,682    17,005    18,102
   Actual return on plan assets.................     (159)  (49,272)  (41,006)
   Net amortization and deferral................  (16,297)   31,566    20,366
                                                 --------  --------  --------
   Net periodic pension cost.................... $  1,984  $  2,843  $  4,254
                                                 ========  ========  ========

  Employees are covered primarily by noncontributory plans, funded by Company contributions to trust funds, which are held for the sole benefit of employees. Monthly retirement benefits are based upon service and pay with employees becoming vested upon completion of five years of service.

  The expected long-term rate of return on plan assets was 8.0%-9.5% in 1994, 8.5% in 1995 and 8.5% in 1996. Measurement of the projected benefit obligation was based upon a weighted average discount rate of 8.0%, 7.25% and 7.25% and a long-term rate of compensation increase of 4.5%, 4.5% and 4.5% for 1994, 1995 and 1996, respectively.

 Other Retirement Plans and Benefits

  In addition to defined benefit plans, the Company makes contributions to a defined contribution plan and sponsors employee savings plans. The cost of these plans is included in the total cost for all plans reflected above.

  In 1996, Thomasville discontinued postretirement medical benefits for future retirees. The accrued postretirement benefit obligation as of December 31, 1995 of $31,906 was primarily due to the acquisition of Thomasville; therefore, the elimination of the benefit was recorded as an adjustment to excess of cost over net assets acquired.

                     FURNITURE BRANDS INTERNATIONAL, INC.

12. LEASE COMMITMENTS

  Certain of the Company's real properties and equipment are operated under lease agreements expiring at various dates through the year 2005. Leases covering equipment generally require, in addition to stated minimums, contingent rentals based on usage. Generally, the leases provide for renewal for various periods at stipulated rates.

  Rental expense under operating leases was as follows:

                                                         YEAR ENDED DECEMBER 31,
                                                         -----------------------
                                                          1994    1995    1996
                                                         ------- ------- -------
   Basic rentals........................................ $11,553 $11,516 $13,470
   Contingent rentals...................................     385     779   1,364
                                                         ------- ------- -------
                                                          11,938  12,295  14,834
   Less sublease rentals................................      54      54      76
                                                         ------- ------- -------
                                                         $11,884 $12,241 $14,758
                                                         ======= ======= =======

  Future minimum lease payments under operating leases, reduced by minimum rentals from subleases of $491 at December 31, 1996, aggregate $39,691. Annual minimum payments under operating leases are $12,370, $10,351, $7,817, $5,087 and $2,327 for 1997 through 2001, respectively.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The Company considers the carrying amounts of cash and cash equivalents, receivables and accounts payable to approximate fair value because of the short maturity of these financial instruments.

  Amounts outstanding under the Secured Credit Agreement and Receivables Securitization Facility are also considered to be carried on the financial statements at their estimated fair values because they were entered into recently and both accrue interest at rates which generally fluctuate with interest rate trends.

  Amounts outstanding under the other long-term debt is considered special purpose financing as an incentive to acquire specific real estate and for settlement of certain claims. Accordingly, the Company believes the carrying amounts approximate fair value given the circumstances under which such financings were acquired.

  The fair value of the interest rate swap agreements at December 31, 1996 is approximately $5.0 million. The fair value of the interest rate swap agreements is based upon market quotes from the counterparties.

14. GAIN ON INSURANCE SETTLEMENT

  On November 20, 1994, an explosion and fire destroyed a particleboard plant owned and operated by the Company. During 1995, the Company rebuilt the plant with proceeds received from the insurance settlement. As a result thereof, a gain on insurance settlement, totaling $7,882 (representing the insurance proceeds received minus the book value of the assets destroyed), was recorded during the fourth quarter of 1995. The gain includes all costs associated with the claim with no further expenses or liability anticipated.

15. LITIGATION

  The Company is or may become a defendant in a number of pending or threatened legal proceedings in the ordinary course of business. In the opinion of management, the ultimate liability, if any, of the Company from all such proceedings will not have a material adverse effect upon the consolidated financial position or results of operations of the Company and its subsidiaries.

                      FURNITURE BRANDS INTERNATIONAL, INC.

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

  Following is a summary of unaudited quarterly information:

                              FIRST        SECOND        THIRD        FOURTH
                             QUARTER       QUARTER      QUARTER      QUARTER
                          ------------- ------------- ------------  ----------
Year ended December 31,
 1995:
  Net sales.............. $     285,904 $     250,336 $    258,626  $  279,023
  Gross profit...........        76,349        67,399       70,557      76,932
  Net earnings:
    Continuing
     operations..........         7,743         5,487        6,196      14,797
    Extraordinary item...           --            --           --       (5,815)
      Total.............. $       7,743 $       5,487 $      6,196  $    8,982
  Net earnings per common
   share--primary:
    Continuing
     operations.......... $        0.15 $        0.11 $       0.12  $     0.29
    Extraordinary item...           --            --           --        (0.11)
      Total.............. $        0.15 $        0.11 $       0.12  $     0.18
  Net earnings per common
   share--fully diluted:
    Continuing
     operations.......... $        0.15 $        0.11 $       0.12  $     0.27
    Extraordinary item...           --            --           --        (0.11)
      Total.............. $        0.15 $        0.11 $       0.12  $     0.16
  Common stock price
   range (High-Low)...... $ 7 1/8-6 1/8 $ 6 7/8-5 3/4 $8 1/8-5 3/4  $  9 1/8-7
                          ============= ============= ============  ==========
Year ended December 31,
 1996:
  Net sales.............. $     423,947 $     420,742 $    417,921  $  434,185
  Gross profit...........       105,333       108,446      107,067     110,627
  Net earnings:
    Continuing
     operations..........        10,847        11,621       14,325      17,429
    Extraordinary item...           --            --        (7,417)        --
      Total.............. $      10,847 $      11,621 $      6,908  $   17,429
  Net earnings per common
   share--primary and
   fully diluted:
    Continuing
     operations.......... $        0.19 $        0.18 $       0.22  $     0.27
    Extraordinary item...           --            --  $      (0.11)        --
      Total.............. $        0.19 $        0.18 $       0.11  $     0.27
  Common stock price
   range (High-Low)...... $10 1/8-8 3/8 $12 1/8-9 1/8   $14 5/8-10  $14 7/8-12
                          ============= ============= ============  ==========

  The Company has not paid cash dividends on its common stock during the two years ended December 31, 1996. The closing market price of the Company's common stock on December 31, 1996 was $14.00 per share.

                      FURNITURE BRANDS INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                             MARCH 31, 1997
                                                         ----------------------
                                                         (DOLLARS IN THOUSANDS)
                         ASSETS
Current assets:
  Cash and cash equivalents.............................       $   18,663
  Receivables, less allowance of $19,276................          300,864
  Inventories (Note 2)..................................          288,052
  Prepaid expenses and other current assets.............           25,378
                                                               ----------
    Total current assets................................          632,957
                                                               ----------
Property, plant and equipment...........................          433,894
  Less accumulated depreciation.........................          135,288
                                                               ----------
    Net property, plant and equipment...................          298,606
Intangible assets.......................................          340,713
Other assets............................................           16,355
                                                               ----------
                                                               $1,288,631
                                                               ==========
          LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accrued interest expense..............................       $    6,103
  Accounts payable and other accrued expenses...........          147,572
                                                               ----------
    Total current liabilities...........................          153,675
Long-term debt..........................................          567,800
Other long-term liabilities.............................          132,919
Shareholders' equity:
  Preferred stock, authorized 10,000,000 shares, no par
   value--issued, none..................................           --
  Common stock, authorized 100,000,000 shares, $1.00
   stated value (no par value)-- issued 61,467,066
   shares at March 31, 1997.............................           61,467
  Paid-in capital.......................................          276,040
  Retained earnings.....................................           96,730
                                                               ----------
    Total shareholders' equity..........................          434,237
                                                               ----------
                                                               $1,288,631
                                                               ==========


          See accompanying notes to consolidated financial statements.

                      FURNITURE BRANDS INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                          THREE MONTHS ENDED
                                                               MARCH 31,
                                                        -----------------------
                                                           1996        1997
                                                        ----------- -----------
                                                        (DOLLARS IN THOUSANDS,
                                                         EXCEPT PER SHARE DATA)
Net sales.............................................. $   423,947 $   449,861
Costs and expenses:
  Cost of operations...................................     308,883     326,187
  Selling, general and administrative expenses.........      70,204      73,511
  Depreciation and amortization........................      14,178      14,596
                                                        ----------- -----------
Earnings from operations...............................      30,682      35,567
Interest expense.......................................      13,715       9,089
Other income, net......................................         747         872
                                                        ----------- -----------
Earnings before income tax expense.....................      17,714      27,350
Income tax expense.....................................       6,867      10,291
                                                        ----------- -----------
Net earnings........................................... $    10,847 $    17,059
                                                        =========== ===========
Net earnings per common share:
  Net earnings per common share--primary............... $      0.19 $      0.27
  Net earnings per common share--fully diluted......... $      0.19 $      0.27


          See accompanying notes to consolidated financial statements.

                      FURNITURE BRANDS INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)

                                                     THREE MONTHS ENDED MARCH
                                                               31,
                                                     --------------------------
                                                         1996         1997
                                                     ------------  ------------
                                                      (DOLLARS IN THOUSANDS)
Cash Flows from Operating Activities:
  Net earnings...................................... $     10,847  $    17,059
  Adjustments to reconcile net earnings to net cash
   provided by operating activities:
    Depreciation of property, plant and equipment...       11,084       11,581
    Amortization of intangible and other assets.....        3,094        3,015
    Noncash interest expense........................          617          276
    Increase in receivables.........................       (8,011)     (17,447)
    Increase (decrease) in inventories..............          198       (6,945)
    Increase in prepaid expenses and intangible and
     other assets...................................       (4,672)      (2,501)
    Increase in accounts payable, accrued interest
     expense and other accrued expenses.............       21,496        9,069
    Increase (decrease) in net deferred tax
     liabilities....................................        1,740       (1,253)
    Increase in other long-term liabilities.........          892        1,948
                                                     ------------  -----------
  Net cash provided by operating activities.........       37,285       14,802
                                                     ------------  -----------
Cash Flows from Investing Activities:
  Proceeds from the disposal of assets..............        1,836           20
  Additions to property, plant and equipment........       (7,298)      (8,245)
                                                     ------------  -----------
  Net cash used by investing activities.............       (5,462)      (8,225)
                                                     ------------  -----------
Cash Flows from Financing Activities:
  Additions to long-term debt.......................          --        10,000
  Payments of long-term debt........................     (109,004)     (14,800)
  Proceeds from the sale of common stock............       81,335          --
  Proceeds from the issuance of common stock........            6          274
  Payments for the repurchase of common stock
   warrants.........................................          --        (2,753)
                                                     ------------  -----------
  Net cash used by financing activities.............      (27,663)      (7,279)
                                                     ------------  -----------
Net increase (decrease) in cash and cash
 equivalents........................................        4,160         (702)
Cash and cash equivalents at beginning of period....       26,412       19,365
                                                     ------------  -----------
Cash and cash equivalents at end of period.......... $     30,572  $    18,663
                                                     ============  ===========
Supplemental Disclosure:
  Cash payments for income taxes, net............... $        231  $     5,454
                                                     ============  ===========
  Cash payments for interest expense................ $     11,243  $     9,274
                                                     ============  ===========

          See accompanying notes to consolidated financial statements.

                     FURNITURE BRANDS INTERNATIONAL, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) The financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the management of the Company considers necessary for a fair presentation of the results of the period.

(2) Inventories are summarized as follows:

                                                              MARCH 31, 1997
                                                          ----------------------
                                                          (DOLLARS IN THOUSANDS)
      Finished products..................................        $133,878
      Work-in-process....................................          54,385
      Raw materials......................................          99,789
                                                                 --------
                                                                 $288,052
                                                                 ========


(3) In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 128 (SFAS No. 128) "Earnings Per Share" (EPS). SFAS No. 128 establishes standards for computing and presenting earnings per share. It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. SFAS No. 128 is effective for financial statements for both interim and annual periods ending after December 15, 1997, and early application is not permitted. The Company believes the adoption of this accounting standard will not have a material impact on earnings per share.

                     FURNITURE BRANDS INTERNATIONAL [LOGO]


                               BROYHILL [LOGO]


                                  LANE [LOGO]


                              THOMASVILLE [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION PROVIDED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
Use of Proceeds..........................................................  12
Price Range of Common Stock and Dividend Policy..........................  12
Capitalization...........................................................  13
Selected Consolidated Historical and Pro Forma Financial Information.....  14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  23
Management...............................................................  35
Certain Transactions.....................................................  36
Selling Stockholders and Company Repurchase..............................  36
Description of Capital Stock.............................................  37
Certain U.S. Tax Consequences to Non-U.S. Stockholders...................  39
Underwriting.............................................................  42
Legal Matters............................................................  45
Experts..................................................................  45
Available Information....................................................  45
Incorporation of Certain Documents by Reference..........................  45
Index to Consolidated Financial Statements............................... F-1

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                               11,000,000 SHARES



                   [LOGO OF FURNITURE BRANDS INTERNATIONAL]


                                  COMMON STOCK

                    [LOGOS OF BROYHILL, LANE, THOMASVILLE]

                                   --------

                                   PROSPECTUS

                                 JUNE 24, 1997

                                   --------

                               SMITH BARNEY INC.
                           CREDIT SUISSE FIRST BOSTON
                            DILLON, READ & CO. INC.
                              MERRILL LYNCH & CO.
                              SALOMON BROTHERS INC
                           WHEAT FIRST BUTCHER SINGER

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PROSPECTUS

                               11,000,000 SHARES

                   [LOGO OF FURNITURE BRANDS INTERNATIONAL]

                                 COMMON STOCK

                                 ------------

                    [LOGOS OF BROYHILL, LANE, THOMASVILLE]

  The 11,000,000 shares of Common Stock, no par value (the "Common Stock"), of Furniture Brands International, Inc. (the "Company") offered hereby are being sold by the Selling Stockholders (as defined herein). The Company will not receive any of the proceeds from the sale of the Common Stock offered hereby. Of the 11,000,000 shares of Common Stock offered hereby, a total of 2,200,000 shares are being offered hereby in an international offering outside the United States and Canada (the "International Offering") by the Managers (as defined) and a total of 8,800,000 shares are being offered by the U.S. Underwriters (as defined) in a concurrent offering in the United States and Canada (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The Common Stock is listed on the New York Stock Exchange under the symbol "FBN." On June 24, 1997, the last reported sale price of the Common Stock on the New York Stock Exchange was $17.00 per share.

  Concurrently with the consummation of the Offerings, the Company will repurchase (i) 10,842,299 shares of Common Stock from the Selling Stockholders at a price of $15.50 per share and (ii) warrants to purchase 290,821 shares of Common Stock at a price of $8.37 per warrant (representing $15.50 per share less the $7.13 per share warrant exercise price). See "Selling Stockholders and Company Repurchase."

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                 ------------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
   CONTRARY IS A CRIMINAL OFFENSE.

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                                   UNDERWRITING         PROCEEDS TO
                 PRICE TO          DISCOUNT AND         THE SELLING
                  PUBLIC          COMMISSIONS(1)      STOCKHOLDERS(2)
---------------------------------------------------------------------
Per Share         $17.00               $0.68              $16.32
---------------------------------------------------------------------
Total(3)       $187,000,000         $7,480,000         $179,520,000

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--------------------------------------------------------------------------------
 (1)For information regarding indemnification of the U.S. Underwriters and the Managers, see "Underwriting."
 (2)Before deducting expenses estimated at $1,000,000 payable by the Company.
 (3) The Selling Stockholders have granted the U.S. Underwriters a 30-day option to purchase up to 1,100,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to the Selling Stockholders will be $205,700,000, $8,228,000 and $197,472,000, respectively.

                                 ------------
  The shares of Common Stock are being offered by the several Managers named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about June 27, 1997, at the office of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                                 ------------

SMITH BARNEY INC.
    CREDIT SUISSE FIRST BOSTON
             DILLON, READ & CO. INC.
                   MERRILL LYNCH INTERNATIONAL
                          SALOMON BROTHERS INTERNATIONAL LIMITED
                                WHEAT FIRST BUTCHER SINGER

June 24 , 1997

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--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION PROVIDED HEREIN IS CORRECT AT ANY TIME SUBSEQUENT TO ITS DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................  10
Use of Proceeds..........................................................  12
Price Range of Common Stock and Dividend Policy..........................  12
Capitalization...........................................................  13
Selected Consolidated Historical and Pro Forma Financial Information.....  14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  23
Management...............................................................  35
Certain Transactions.....................................................  36
Selling Stockholders and Company Repurchase..............................  36
Description of Capital Stock.............................................  37
Certain U.S. Tax Consequences to Non-U.S. Stockholders...................  39
Underwriting.............................................................  42
Legal Matters............................................................  45
Experts..................................................................  45
Available Information....................................................  45
Incorporation of Certain Documents by Reference..........................  45
Index to Consolidated Financial Statements............................... F-1

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--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               11,000,000 SHARES



                   [LOGO OF FURNITURE BRANDS INTERNATIONAL]


                                  COMMON STOCK

                    [LOGOS OF BROYHILL, LANE, THOMASVILLE]

                                    -------

                                   PROSPECTUS

                                 JUNE 24, 1997

                                    -------

                               SMITH BARNEY INC.
                           CREDIT SUISSE FIRST BOSTON
                            DILLON, READ & CO. INC.
                          MERRILL LYNCH INTERNATIONAL
                     SALOMON BROTHERS INTERNATIONAL LIMITED
                           WHEAT FIRST BUTCHER SINGER

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